

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission file number: ~~333-67414~~ 1-03433

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2008 and 2007, supplemental schedule for the year ended December 31, 2008, and Report of Independent Registered Public Accounting Firm.

Exhibits
23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: 6-26-09

BY: [signature]
Michael D. Personke
Global Benefits Director and Chairman,
Benefits Governance & Finance Committee

The Dow Chemical Company Employees' Savings Plan

Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 400
3320 Ridgecrest Drive
Midland, MI 48642-5859
USA

Tel: +1 989 631 2370
Fax: +1 989 631 4485
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Dow Chemical Company
Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the change in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2009

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Investments — at fair value	$4,157,098,506	
Plan interest in Master Trust:		
Investments:		
Allocated LESOP fund	-	$ 382,413,262
Other	-	5,572,589,560
Participant loans	-	104,330,360
Total investments at fair value	4,157,098,506	6,059,333,182
Receivables — interest, dividends, and other	15,300,661	-
TOTAL ASSETS	4,172,399,167	6,059,333,182
LIABILITIES:		
Other Payables	26,942,965	-
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	4,145,456,202	6,059,333,182
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	25,750,626	(24,680,008)
NET ASSETS AVAILABLE FOR BENEFITS	$4,171,206,828	$6,034,653,174

See notes to financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:	
Investment (loss) income:	
Net depreciation in fair value of investments	$ (1,883,909,989)
Interest and dividends	112,607,842
Net investment loss	(1,771,302,147)
Contributions:	
Employer	74,344,145
Employee	177,534,156
Total contributions	251,878,301
Total additions	(1,519,423,846)
DEDUCTIONS:	
Distributions and withdrawals	344,806,830
Administrative expenses	928,187
Total deductions	345,735,017
TRANSFERS IN — Net	1,712,517
NET DECREASE	(1,863,446,346)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	6,034,653,174
End of year	$ 4,171,206,828

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of The Dow Chemical Company Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions.

General — The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and covers any person who is, or becomes, a regular employee of The Dow Chemical Company (the "Company" or "Dow"), or of certain of the Company's subsidiaries. Prior to July 1, 2007, UCC and Dow participants were not entitled to a Company matching contribution or any Company discretionary contributions until the participant completed one year of eligibility service. Effective for pay periods on or after July 1, 2007, the one-year waiting period was removed. Certain participants (ANGUS hourly and salaried, UCC hourly and salaried, and Dow salaried employees) were eligible to receive a Leveraged Employee Stock Ownership Plan (LESOP) mandatory contribution when employed through December 31 of any given year. Effective January 1, 2008, the mandatory LESOP contribution was eliminated. The determination of eligibility service for any individual who is covered under a collective bargaining agreement and who subsequently becomes a salaried employee is based on the original hire date.

The Company, has designated the Vice President responsible for human resources for the Company (VPHR) the named fiduciary for all matters except investment oversight. The Company has designated the Benefits Governance and Finance Committee (BGFC) as the named fiduciary for investment oversight for the Plan, except to the extent section 404(c) of ERISA applies. The VPHR and the BGFC have further delegated their authority as they have deemed appropriate.

Employee Contributions — Plan participants generally may elect to contribute from 1% to 40%, depending on the participant's base pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 40% of base pay in 0.5% increments, with a 1% minimum contribution. The maximum yearly gross compensation contribution made through payroll deductions was $15,500 in years 2008 and 2007. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed.

Company Contributions — Prior to January 1, 2008, the Company contributions to the Plan were comprised of matching contributions and Company mandatory contributions. The Company mandatory contribution guaranteed each ANGUS hourly and salaried, UCC hourly and salaried, and Dow salaried participants a total contribution of at least 1% of their annual base pay for a year. For the year ended December 31, 2007 the 1% contribution, of approximately $14,963,000 was made entirely in cash. Effective January 1, 2008 the mandatory LESOP contribution was eliminated.

Until January 1, 2008, for certain participants, the Company matching contribution was calculated as 50% of the first 6% of annual base pay deferrals. Company contributions were made each pay period based on Plan participants' contributions during that pay period. Effective January 1, 2008, the Plan was amended to change the Company's matching contribution to provide a 100% match on the first 2% of annual base pay deferrals and a 50% match of the next 4% of annual base pay deferrals.

Temporary Investments — Temporary investments are investments in short-term money market funds in the respective investment funds.

Account Valuation — Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results (which are allocated on a pro-rata basis), less expenses and withdrawals.

Vesting — Participants are immediately vested in all amounts credited to their Plan account, including employee contributions, the Company matching contribution, and investment earnings. In order to receive the LESOP mandatory contribution, participants must be eligible and cannot terminate employment before December 31 for any reason other than retirement, disability, or death. Participants who transfer from the Company's employment or from a participating employer to a subsidiary of the Company, which is at least 50% owned by the Company and which is not a participating employer, will participate in the LESOP mandatory contribution for the Plan in the year of the transfer.

Benefits Distribution — Benefits are generally distributable upon termination of employment as a lump sum payment or may be deferred until any future date. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligibility service, may also request partial withdrawals from the Plan. Active employees can request in-service distribution upon the attainment of age 59-1/2. After-tax withdrawals are available once every six months. In certain limited hardship situations (as defined by Internal Revenue Service (IRS) regulations), participants may withdraw up to 100% of their employee contributions account balance.

Participant Loans — Active participants, retirees, and terminated participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum loan of $1,000. Plan loans are limited to the smaller of:

- 50% of the total account balance or
- $50,000 less the highest outstanding loan balance in the preceding 12 months.

Loan repayments for active employees are made through payroll deductions, on an after-tax basis, with a minimum term of six months and a maximum of 60 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for loans for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the loan. This rate is equal to the prime rate as listed in the Wall Street Journal-Eastern Edition on the last day of each calendar quarter before the loan is processed (February 2, 2001, forward) or the prime rate as listed by Bankers Trust Company in New York on the last working day of the month before the day the loan is processed (April 1, 1999 through February 2, 2001). The range of rates on loans outstanding at December 31, 2008 and 2007, was 4% to 11.5%.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Administration — Administrative expenses of the trustee are charged to the Plan. The net assets of the Plan are held by Fidelity Management Trust Company ("Fidelity"), who acts as independent trustee, custodian, and recordkeeper for all the investments in the Plan. Fidelity manages certain Plan investments, such as shares of commingled funds.

Amendment or Termination — The Plan does not have an expiration date. The Company's Board of Directors, or its delegate, however, may at any time terminate, amend, or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan. Effective December 31, 2007, the Plan was amended to merge the Mycogen Corporation Deferred Savings Plan into the Plan, and the Master Trust was amended to remove Mycogen Corporation as a party to the trust agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements for the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income are recorded when earned.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in common stock and various investment instruments including pooled funds. At December 31, 2008, the Plan had concentration of risk relating to the following:

- United States equity markets through various investments in mutual and pooled funds (excluding target date funds);
- Interest rate and credit risk through investments in the interest income fund; and
- Dow Chemical credit risk through Dow stock investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments in the Plan consisting of common stock of the Company, common/collective trusts, mutual funds, and common stock are stated at fair value. The fully benefit-responsive investment contracts are stated at fair value and then adjusted to contract value. Common stock of the Company is stated at fair value based upon the quoted market value of such securities at year-end. Due to their short-term nature and liquidity, temporary investments and participant loans receivable are stated at cost, which approximates fair value.

Investments of the Interest Income Fund included in the Plan consist of Synthetic Guaranteed Investment Contracts ("synthetic GICs"). Synthetic GICs operate similarly to an insurance company separate account investment contract, except that the assets are placed in a separate custodial account (owned by the Plan) rather than such assets being held in a separate account of the insurance company. In addition to holding certain assets, synthetic GICs include features designed to provide participant liquidity at book value as well as periodic interest crediting rates. The liquidity feature is also known as "benefit responsiveness." Some portions of the synthetic GICs may be referred to as "wrap contracts" or "wrapper contracts," and those terms may also be used synonymously with "synthetic GICs." Synthetic GICs may be issued by banks, insurance companies, and other financial institutions. The synthetic GICs provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset monthly or quarterly, depending on the contract, and the contracts provide that the crediting interest rates cannot be less than zero.

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying investments. Such changes could have a material impact on the synthetic GIC's future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates. The difference between the Fund's contract value and the related market value of underlying Fund investments is represented on the Plan's Statements of Net Assets Available for Benefits as the "Adjustments from fair value to contract value for fully benefit-responsive investment contracts."

Futures — A futures contract is a contractual agreement to make or take delivery of a standardized quantity of a specific grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated futures exchange. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts.

The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2008 and 2007, as settlements are by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

As of December 31, 2008, the Plan held open interest rate futures contracts as well as U.S. Treasury futures contracts.

Benefits Payable — Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. Benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2008 and 2007 were insignificant.

Federal Income Tax Status — The IRS has determined and informed the Company by a letter dated July 19, 2006, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. In a letter dated January 6, 2006, the IRS informed the Company that it had completed its routine audit of the Plan, and that no change in the Plan's status will be proposed. On January 28, 2009, the Company submitted the Plan to the IRS in accordance with the IRS Cycle C filing procedures.

Accounting for Fully Benefit-Responsive Contracts Held by Certain Investment Companies — The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution*

Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value at December 31, 2008 and 2007. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis and were not affected by the adoption of the FSP.

All of the Plan's synthetic GICs are considered to be fully benefit-responsive and are therefore recorded at contract value in accordance with the FSP. The average yield for the Plan's synthetic GICs was approximately 5.5% and 5.2% for the years ended December 31, 2008 and 2007, respectively. The crediting interest rate was approximately 4.7% and 5.2% at December 31, 2008 and 2007, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Accounting for Fair Value Investments — The financial statements reflect the adoption of Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") *Fair Value Measurements*. SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS No. 157 has been summarized in Note 5.

3. INVESTMENTS

The following presents the Plan's investments as of December 31, 2008:

Dow Stock Fund	$ 346,799,648
LESOP Fund (allocated shares)	133,951,169
Common collective trusts	724,117,879
Mutual funds	1,254,054,118
Common stock	45,166,260
Temporary investments	43,858,306
Participant loans	101,654,188
Synthetic GICs	1,507,496,938
Total investments	$4,157,098,506

Note: Plan investments were held in a Master Trust as of December 31, 2007. The investment detail is presented in Master Trust Note 4.

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31 2008, are as follows:

(1) Dow Stock Fund	$ 346,799,648
Index Equity Fund	234,703,203
Synthetic GICs:	
IGT INVESCO ShrtTrm Bond	434,989,409

During the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(1) Dow Stock Fund	$ (453,705,196)
(2) LESOP Fund	(220,440,041)
Common collective trusts	(422,904,326)
Mutual funds	(843,053,738)
Common stock	(20,654,542)
Synthetic GICs	76,847,854
Net depreciation in fair value of investments	$(1,883,909,989)

(1) Represents a party-in-interest to the Plan.
(2) Nonparticipant directed and represents a party-in-interest to the Plan.

4. MASTER TRUST

Effective August 29, 2003, the Company created the Master Trust for the purpose of commingling certain investments of the Plan with assets of the Mycogen Corporation Deferred Savings Plan. The net assets of the Master Trust were held by Fidelity, who acts as the independent trustee, custodian, and recordkeeper. Effective December 31, 2007, the Master Trust Agreement was amended to remove the Mycogen Corporation Deferred Savings Plan from the trust.

The net assets of the Master Trust as of December 31, 2007, are as follows:

Master Trust — Net Assets

Investments at fair value as determined by quoted market prices — The Dow Chemical Company common stock:	
Dow Stock Fund	$ 611,896,319
LESOP fund (allocated shares)	382,413,262
Common/collective trusts	1,171,686,855
Mutual funds	2,134,600,659
Common stock	71,335,954
Temporary investments	40,743,531
Participant loans	104,330,360
Synthetic GICs	1,544,224,332
Investments at fair value	6,061,231,272
Adjustments from fair value to contract value	(24,680,008)
Total	6,036,551,264
Other assets and liabilities of the Master Trust:	
Accrued interest and dividends receivable	17,822,047
Accrued liabilities	(19,720,137)
Total	(1,898,090)
Total net assets in the Master Trust	$6,034,653,174

As of December 31, 2007, the plans participating in the Master Trust held the following interests in the Master Trust net assets:

Plan		
The Dow Chemical Company Employees' Savings Plan	100 %	$6,034,653,174
Mycogen Corporation Deferred Savings Plan	-	-
Total Master Trust net assets available for benefits	100 %	$6,034,653,174

5. FAIR VALUE

As discussed in Note 2, *Summary of Significant Accounting Policies*, effective January 1, 2008, the Plan adopted SFAS No. 157. The following table summarizes the basis used to measure certain assets and liabilities at fair value on a recurring basis in the December 31, 2008 Statement of Net Assets Available for Benefits:

	Level 1	Level 2	Level 3	Total
Common stock	$ 391,965,908	$ -	$ -	$ 391,965,908
LESOP		133,951,169		133,951,169
Mutual funds	1,254,054,118			1,254,054,118
Common/collective trusts		724,117,879		724,117,879
Temporary investments		43,858,306		43,858,306
Participant loans		101,654,188		101,654,188
Synthetic GIC:				
Preferred stock	275,951			275,951
Debt securities	156,477,029	906,833,181		1,063,310,210
Common/collective trusts		434,632,298		434,632,298
Temporary investments	2,560,000	4,769,488		7,329,488
Wrap contracts			1,948,991	1,948,991
Total assets at fair value	$ 1,805,333,006	$ 2,349,816,509	$ 1,948,991	$ 4,157,098,506

As required by SFAS No. 157, the following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Synthetic GIC Wrap Value
Balance as of 12/31/2007	$ -
Gain/Loss (unrealized)	1,948,991
Balance as of 12/31/2008	$ 1,948,991

For investments classified as Level 1 (measured using quoted prices in active markets) the total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange in which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For investments classified as Level 2 (measured using significant other observable inputs), the Level 1 process is utilized where available (primarily for some debt securities). If the Level 1 process is not available, the underlying assets are valued based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that security. Market inputs are obtained from well established and recognized vendors of market data and placed through tolerance/quality checks.

For investments classified as Level 3, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment.

The investment's fair value level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

6. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

As outlined above, the Dow LESOP is a part of the Plan. The Dow LESOP trust was established pursuant to an Employee Stock Ownership Plan Trust Agreement (the "Trust Agreement"), and was later merged into the larger trust for the entire Plan maintained with Fidelity.

UCC also had a LESOP trust as part of the UCC plan, which was merged with the Dow LESOP trust into one LESOP trust under the Plan on December 27, 2001. On November 16, 1990, UCC loaned the UCC LESOP $325,000,000 at 10% per annum with a maturity date of December 31, 2005. The loan was used to purchase shares of UCC convertible preferred stock. Conversion of the preferred shares to common shares in 1992, together with a restructuring and special stock dividend associated with the spin-off of Praxair, resulted in a share repurchase and $201,000,000 principal repayment of the UCC LESOP loan. UCC LESOP shares were converted into shares of Dow stock on February 6, 2001. On December 27, 2001, the LESOP note for the acquisition of the UCC LESOP shares was restructured with a new maturity date of December 31, 2023. In 2006, the remaining balance on the LESOP note was paid.

As part of the consideration for the restructuring of the note, UCC agreed to release its security interest in the LESOP shares and to an amortization schedule as follows: 10% of the outstanding balance to be paid by December 31, 2005, an additional 15% of the outstanding balance to be paid by December 31, 2010, an additional 25% of the outstanding balance to be paid by December 31, 2015, and the remaining 50% of the outstanding balance to be paid by December 31, 2023. As additional consideration, Dow agreed to contribute $73,000,000 in new value (cash matches for salaried employees) into the Plan by December 31, 2023. The Company expects to fulfill the $73,000,000 commitment in 2009.

The Company declared common stock dividends of $1.68 and $1.635 per share during 2008 and 2007, respectively.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$4,171,206,828	$6,034,653,174
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(25,750,626)	24,680,008
Net assets available for benefits per the Form 5500	$4,145,456,202	$6,059,333,182

For the year ended December 31, 2008, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Net investment loss per the financial statements	$ (1,771,302,147)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(50,430,634)
Net investment loss per the Form 5500	$ (1,821,732,781)

8. RELATED-PARTY TRANSACTIONS

All transactions with Fidelity qualify as party-in-interest transactions.

9. SUBSEQUENT EVENT

On April 1, 2009, the Company acquired Rohm & Haas. As a result of the transaction, the Rohm & Haas 401(k) plan was merged into the Plan. Participant account balances of $1.2 billion and Employee Stock Ownership Plan balances of $550 million were transferred to the Plan in May 2009.

* * * * * *

SUPPLEMENTAL SCHEDULE

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—D
AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
*	Common Stock of The Dow Chemical Company:			
	Dow Stock Fund	Dow Stock Fund		346,799,648
	ESOP Fund	Allocated LESOP Fund		133,951,169
	Praxair Stock Fund	Common Stock		31,222,410
	Index Equity Fund	Common/Collective Trust		234,703,203
	Capital Guardian Intl Small Cap	Common/Collective Trust		28,298,414
	US Treasury Fund	Common/Collective Trust		44,937,831
	PIM Total Return Inst	Mutual Fund		103,157,347
	TRP Mid Cap Growth	Mutual Fund		75,166,335
	NB Genesis Inst	Mutual Fund		107,526,374
	TRP High Yield	Mutual Fund		33,290,313
	Vang Global Equity	Mutual Fund		46,350,037
	BGI Lifepath 2050	Common/Collective Trust		636,210
	BGI Lifepath Ret	Common/Collective Trust		12,299,616
	BGI Lifepath 2010	Common/Collective Trust		42,926,124
	BGI Lifepath 2020	Common/Collective Trust		53,242,792
	BGI Lifepath 2025	Common/Collective Trust		23,276,585
	BGI Lifepath 2030	Common/Collective Trust		28,163,098
	BGI Lifepath 2035	Common/Collective Trust		7,986,228
	BGI Lifepath 2040	Common/Collective Trust		5,748,401
	BGI Lifepath 2045	Common/Collective Trust		7,871,177
	BGI Lifepath 2015	Common/Collective Trust		34,677,863
	American Century Real Est Is	Mutual Fund		27,718,157
	FFTW Intl Portfolio	Mutual Fund		26,050,531
	Vang Convertible Sec	Mutual Fund		9,085,637
	Vang Selected Value	Mutual Fund		37,280,919
	Vang LT Treasury ADM	Mutual Fund		33,410,157
	Vang Windsor II ADM	Mutual Fund		109,247,679
	PIM Real Ret Inst	Mutual Fund		35,821,544
	PIM Com Real Ret I	Mutual Fund		9,739,432
	Lilly Pre 91 Stock Fund	Common Stock		6,083,911
	Lilly Post 90 Stock Fund	Common Stock		7,859,939
	Growth Equity	Common/Collective Trust		138,669,515
	US Large Cap Blend	Common/Collective Trust		60,680,820
	US Large Cap Blend	Mutual Fund		15,013,474
	SPTN Estnd Mkt Index	Mutual Fund		18,204,990
	Forward			$ 1,937,097,881

* Represents a party-in-interest to the Plan.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
INCLUDING APPENDICES A—D
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
	Forward			1,937,097,881
*	Fidelity Contrafund	Mutual Fund		153,019,420
*	Fidelity Growth Co	Mutual Fund		115,172,652
*	Fidelity Low Pr Stock	Mutual Fund		96,570,780
*	Fidelity Emerg Markets	Mutual Fund		59,982,294
*	Fidelity Divers International	Mutual Fund		142,246,046
	Cash and Temporary Investments	Cash and Temporary Investments		43,858,306
*	Participant Loans	Participant Loans		101,654,188
	Total investments at fair value as determined by quoted market prices or other observable inputs			$ 2,649,601,568

* Represents a party-in-interest to the Plan.

(Continued)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
INCLUDING APPENDICES A-D
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
	UBS AG:			
	#3065, variable rate (see underlying assets at Appendix A: market value of assets totals $409,322,898 wrapper value is $390,586)	Jennison, NISA, PIMCO; evergreen; Synthetic GIC, original par value of $353,369,939	$ 409,713,484	$ 409,322,898
	UBS AG Wrapper Contract			$ -
	ING Life:			
	#60031, 2.71% market value of assets totals $217,844,268 wrapper value is $7,134,737)	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	$ 224,979,005	$ 217,844,268
	ING Life Wrapper Contract			$ 134,109
	#60090, variable rate (see underlying assets at Appendix C: market value of assets totals $2,170,150 wrapper value is $46,277)	Various Securities, maturity dates, and asset types	$ 2,216,427	$ 2,170,150
	ING Life Wrapper Contract			$ 418
	Pacific Life:			
	G-26108 annuity, variable rate (see underlying assets at Appendix D: market value of assets totals $123,678,414 wrapper value is $7,699,937)	PacLife/WAM; evergreen; Synthetic GIC; original par value of $120,635,327	$ 131,378,351	$ 123,678,414
	Pacific Life Wrapper Contract			$ 179,597
	JPMorgan Chase Bank:			
	#433823, variable rate (see underlying assets at Appendix A: market value of assets totals $409,322,898 wrapper value is $726,774)	Jennison, NISA, PIMCO; evergreen; Synthetic GIC, original par value of $353,369,940	$ 410,049,672	$ 409,322,898
	JPMorgan Chase Bank Wrapper Contract			$ 1,144,377
	Monumental Life Insurance Company:			
	BDA00168TR-A, variable rate (see underlying assets at Appendix B: market value of assets totals $126,421,288 wrapper value is $4,027,568)	Wellington Dow; evergreen; Synthetic GIC; orginal par value of $118,887,280	$ 130,448,856	$ 126,421,288
	Monumental Life Insurance Company Wrapper Contract			$ 267,489
	State Street Bank & Trust:			
	#102069, variable rate (value of assets totals $216,788,030 wrapper value is $7,673,739)	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	$ 224,461,769	$ 216,788,030
	State Street Bank & Trust Wrapper Contract			$ 223,002
	Total investments at contract value		$ 1,533,247,564	$ 1,507,496,938
	Total investments at fair value			$ 4,157,098,506

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING AA/Aa2) AND UBS AG #3065 (CREDIT RATING AA+/Aa2)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ABBOTT LABS , 5.6%, 11/30/2017	106.86	200,000	214,676
	AFRICAN DEVELOPMENT BANK , 6.875%, 10/15/2015	122.60	610,000	756,683
	AGRIUM INC , 6.75%, 1/15/2019	91.48	485,000	453,662
	ALCOA INC , 5.72%, 2/23/2019	70.82	140,000	101,998
	ALLIED CAPITAL CORP , 6%, 4/1/2012	59.99	580,000	356,665
	ALLIED WORLD ASSURANCE , 7.5%, 8/1/2016	74.38	475,000	368,149
	AMEREN UNION ELECTRIC , 6%, 4/1/2018	87.08	375,000	332,175
	AMERICAN CAPITAL STRATEG , 6.85%, 8/1/2012	49.99	605,000	319,731
	AMERICAN EXPRESS CO , 5.55%, 10/17/2012	95.83	735,000	712,743
	AMERICAN EXPRESS CO , 5.95%, 6/12/2017	90.42	450,000	408,294
	AMERICAN GENERAL FINANCE , 6.9%, 12/15/2017	41.00	490,000	202,412
	AMERICAN HOME PRODUCTS , 6.95%, 3/15/2011	104.31	520,000	553,038
	ARDEN REALTY INC , 5.2%, 9/1/2011	97.90	875,000	871,774
	ASSURANT INC , 5.625%, 2/15/2014	71.96	375,000	277,834
	AT&T CORP , 6.7%, 11/15/2013	105.88	1,055,000	1,125,705
	AT&T WIRELESS SERVICES INC , 7.875%, 3/1/2011	104.23	835,000	892,273
	BAE SYSTEMS 01 ASSET TRUST , 7.156%, 12/15/2011	96.56	128,141	124,145
	BAE SYSTEMS HOLDINGS INC , 5.2%, 8/15/2015	92.57	305,000	288,342
	BALTIMORE GAS & ELECTRIC , 5.9%, 10/1/2016	89.35	730,000	663,037
	BANC ONE CORP , 5.25%, 1/30/2013	97.10	1,175,000	1,166,776
	BANK OF AMERICA CORP (FDIC), 3.125%, 6/15/2012	104.35	2,285,000	2,389,753
	BANK OF AMERICA CORP , 5.75%, 12/1/2017	100.68	2,010,000	2,033,299
	BANK OF AMERICA CORP , 7.125%, 10/15/2011	102.68	375,000	390,679
	BARRICK NA FINANCE LLC , 6.8%, 9/15/2018	92.62	430,000	407,188
	BEAR STEARNS CO INC , 6.4%, 10/2/2017	104.40	135,000	143,080
	BERKSHIRE HATHAWAY FIN , 5%, 8/15/2013	102.85	1,100,000	1,153,503
	BEST BUY CO , 6.75%, 7/15/2013	84.92	525,000	464,254
	BLACKROCK INC , 6.25%, 9/15/2017	93.61	710,000	677,676
	BP CAPITAL MARKETS PLC , 5.25%, 11/7/2013	104.06	830,000	870,234
	BRISTOL MYERS SQUIBB , 5.45%, 5/1/2018	102.93	195,000	202,491
	BRITISH TELECOM PLC , 8.625%, 12/15/2010	102.87	435,000	449,130
	BURLINGTON RESOURCES FIN , 6.5%, 12/1/2011	102.49	580,000	597,566
	CANADIAN PACIFIC RAILWAY , 5.75%, 5/15/2013	93.00	770,000	721,742
	CARDINAL HEALTH INC , 5.5%, 6/15/2013	91.44	655,000	600,500
	CARGILL INC , 5.2%, 1/22/2013	92.69	475,000	451,201
	CATERPILLAR INC , 7.9%, 12/15/2018	112.87	325,000	368,672
	CIT GROUP INC , 5.4%, 2/13/2012	80.00	445,000	365,207
	CITIGROUP , 5.1%, 9/29/2011	96.86	1,440,000	1,413,509
	CITIGROUP , 5.3%, 10/17/2012	96.46	1,345,000	1,312,027
	CLOROX CO , 5.45%, 10/15/2012	98.61	465,000	463,882
	CMS ENERGY CORP , 5%, 3/15/2015	96.37	195,000	190,792
	COCA COLA ENTERPRISES , 7.375%, 3/3/2014	108.52	235,000	257,814
	COMCAST CABLE COMMUNICATIONS , 5.85%, 11/15/2015	95.10	1,240,000	1,188,521
	CONOCO FUNDING , 6.35%, 10/15/2011	104.62	425,000	450,349
	COUNTRYWIDE FINANCIAL CORP , 5.8%, 6/7/2012	97.33	830,000	811,082
	CREDIT SUISSE FB USA INC , 6.5%, 1/15/2012	102.59	1,335,000	1,409,536
	CRH AMERICA INC , 8.125%, 7/15/2018	72.47	345,000	262,324
	CS FIRST BOSTON MORT SEC CORP 04-C5 A2, 4.183%, 11/1/2037	94.38	1,306,160	1,237,325
	CSX CORP , 5.6%, 5/1/2017	88.65	555,000	497,182
	CSX CORP , 6.25%, 4/1/2015	94.55	620,000	595,879
	CVS CAREMARK CORP , 5.75%, 6/1/2017	93.65	735,000	691,813
	DAIMLER CHRYSLER AUTO TRUST 06-D A4, 4.94%, 2/8/2012	89.66	1,480,000	1,331,707
	DBS BANK LTD/SINGAPORE , 5.125%, 5/16/2017	95.70	410,000	395,013
	DEUTSCHE TELEKOM , 6.75%, 8/20/2018	101.39	555,000	576,577
	DEVON ENERGY CORP , 6.875%, 9/30/2011	101.26	415,000	427,445
	DIAGEO CAPITAL PLC , 5.2%, 1/30/2013	97.27	375,000	372,942
	DIAGEO CAPITAL PLC , 7.375%, 1/15/2014	106.25	305,000	328,427
	DLJ COMMERCIAL MORTGAGE CORP 99-CG3 A1B, 7.34%, 10/1/2032	99.36	2,752,559	2,751,659
	DOMINION RESOURCES INC , 5%, 12/1/2014	91.57	270,000	248,359
	DR PEPPER SNAPPLE GROUP , 6.82%, 5/1/2018	96.45	810,000	790,412
	DTE ENERGY CO , 7.05%, 6/1/2011	98.88	1,165,000	1,158,785
	DUKE ENERGY CORP , 7%, 11/15/2018	113.33	225,000	256,924
	DUKE ENERGY FIELD SERVICES , 7.875%, 8/16/2010	98.64	220,000	223,514
	E.I. DU PONT DE NEMOURS , 5%, 1/15/2013	99.77	230,000	234,783
	E.I. DU PONT DE NEMOURS , 6%, 7/15/2018	103.66	815,000	865,636
	EATON CORP , 4.9%, 5/15/2013	93.76	785,000	740,955
	EMBARQ CORP , 7.082%, 6/1/2016	74.98	180,000	136,032
	EMERSON ELEC CO , 5.25%, 10/15/2018	100.75	460,000	468,530
	ENERGY EAST CORPORATION , 6.75%, 6/15/2012	99.96	620,000	621,606
	ENERGY TRANSFER PARTNERS , 6.125%, 2/15/2017	83.66	425,000	365,406

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING AA/Aa2) AND UBS AG #3065 (CREDIT RATING AA+/Aa2)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ENTERGY ARKANSAS INC , 5.4%, 8/1/2013	92.66	635,000	603,999
	EXPORT-IMPORT BK KOREA , 5.5%, 10/17/2012	90.24	755,000	689,855
	EXSPORTFINANS A/S , 5.125%, 10/26/2011	104.82	690,000	729,650
	FEDERAL HOME LOAN BANK , 3.625%, 10/18/2013	105.40	4,455,000	4,728,139
	FEDERAL HOME LOAN BANK , 3.625%, 7/1/2011	104.84	5,025,000	5,358,427
	FEDERAL HOME LOAN BANK , 5%, 11/17/2017	114.44	555,000	638,506
	FEDERAL HOME LOAN MORTGAGE CORPORATION , 4.75%, 3/5/2012	109.11	440,000	486,796
	FEDERAL HOME LOAN MORTGAGE CORPORATION , 5.5%, 7/18/2016	115.85	2,810,000	3,325,334
	FEDERAL NATIONAL MORTGAGE ASSOCIATION , 2.875%, 10/12/2010	102.87	15,105,000	15,633,660
	FEDERAL NATIONAL MORTGAGE ASSOCIATION , 3%, 7/12/2010	102.67	6,205,000	6,457,936
	FEDERAL NATIONAL MORTGAGE ASSOCIATION , 5%, 5/11/2017	113.74	4,200,000	4,806,163
	FHLMC 2870 AH, 5%, 12/1/2023	100.63	463,705	468,565
	FHLMC 3128 BA, 5%, 1/15/2024	101.29	593,333	603,488
	FHLMC 3152 DA, 6%, 9/1/2025	101.57	722,573	737,521
	FHLMC 3177 KA, 6%, 12/1/2026	101.71	918,766	939,110
	FHLMC 3280 MA, 5.5%, 5/1/2026	101.87	851,996	871,825
	FHLMC 3351 PJ, 5.5%, 6/15/2022	101.78	1,145,000	1,170,605
	FHLMC K001 A2, 5.651%, 4/1/2016	100.88	669,551	678,586
	FHR 3317 PA, 5%, 3/15/2022	101.43	1,825,000	1,858,630
	FINANCEMENT QUEBEC , 5%, 10/25/2012	106.77	15,000	16,153
	FIRSTENERGY CORP , 5.65%, 12/15/2013	90.30	170,000	153,937
	FNMA 05-86 WH, 5%, 11/25/2025	101.09	1,331,101	1,351,124
	FNMA 06-51 PA, 5.5%, 2/1/2030	101.98	1,522,154	1,559,208
	FNMA ACES 03-M2 B, 3.48%, 10/1/2011	99.10	441,573	438,886
	FNMA GRANTOR TRUST 01-T11 B, 5.503%, 9/1/2011	102.32	2,470,000	2,538,704
	FNMA WHOLE LOAN 03-W10 3A3, 2.976%, 6/1/2040	99.78	92,144	92,174
	FNR 05-44 PB , 5%, 2/1/2025	101.02	530,674	538,295
	FPL GROUP INC , 7.875%, 12/15/2015	108.84	485,000	529,870
	GENERAL ELEC CAP CORP (FDIC), 3%, 12/9/2011	103.62	1,485,000	1,541,524
	GENERAL ELEC CAP CORP , 5.4%, 9/20/2013	101.40	1,765,000	1,816,362
	GENERAL ELEC CAP CORP , 5.5%, 6/4/2014	102.32	345,000	354,441
	GENERAL ELEC CAP CORP , 5.625%, 5/1/2018	100.16	675,000	682,435
	GENERAL MILLS INC , 5.65%, 9/10/2012	101.61	1,055,000	1,090,396
	GLAXOSMITHKLINE CAPITAL , 4.85%, 5/15/2013	102.12	775,000	796,217
	GOLDMAN SACHS GROUP INC , 5.125%, 1/15/2015	89.30	820,000	751,614
	GOLDMAN SACHS GROUP INC , 5.75%, 10/1/2016	92.60	1,340,000	1,260,129
	GOLDMAN SACHS GROUP INC , 6.25%, 9/1/2017	93.63	600,000	574,274
	GOVERNMENT LEASE TRUST 99-C1A B3, 4%, 5/1/2011	100.84	925,000	935,899
	GREAT RIVER ENERGY (MBIA), 5.829%, 7/1/2017	85.00	1,519,126	1,335,532
	GS MORTGAGE SECURITIES CORPORATION , 6.878%, 5/1/2018	106.95	1,330,000	1,430,011
	HARLEY-DAVIDSON FUNDING , 6.8%, 6/15/2018	59.35	570,000	340,006
	HEWLETT PACKARD CO , 6.125%, 3/1/2014	106.89	545,000	584,961
	HONEYWELL INTERNATIONAL INC , 5.3%, 3/1/2018	101.07	250,000	257,092
	HRPT PROPERTIES TRUST , 5.125%, 2/15/2015	55.01	760,000	432,790
	HRPT PROPERTIES TRUST , 5.75%, 11/1/2015	60.50	820,000	503,942
	HRPT PROPERTIES TRUST , 6.3%, 6/15/2016	55.00	280,000	154,773
	HUMANA INC , 6.45%, 6/1/2016	79.47	325,000	260,021
	JANUS CAPITAL , 6.7%, 6/15/2017	73.38	560,000	412,573
	JOHN DEERE CAPITAL CORP (FDIC), 2.875%, 6/19/2012	103.32	445,000	460,218
	JOHN DEERE CAPITAL CORP , 4.9%, 9/9/2013	97.29	640,000	632,519
	JP MORGAN CHASE & CO , 6%, 10/1/2017	100.32	700,000	712,733
	JP MORGAN CHASE & CO , 6.75%, 2/1/2011	101.81	2,145,000	2,244,131
	JPMORGAN CHASE & CO (FDIC), 2.125%, 6/22/2012	100.82	660,000	665,763
	KELLOGG CO , 5.125%, 12/3/2012	101.64	480,000	489,776
	KIMBERLY CLARK CORP , 7.5%, 11/1/2018	117.09	290,000	343,013
	KRAFT FOODS INC , 6%, 2/11/2013	100.85	660,000	681,030
	KRAFT FOODS INC , 6.75%, 2/19/2014	103.00	255,000	263,234
	KROGER CO , 7.5%, 1/15/2014	106.61	545,000	585,123
	LANDWIRTSCHAFT RENTENBANK , 5.25%, 7/2/2012	109.15	270,000	301,764
	L-BANK BW FOERDERBANK , 4.875%, 1/13/2012	106.43	755,000	820,730
	LEXMARK INTERNATIONAL INC , 6.65%, 6/1/2018	68.00	295,000	202,226
	LINCOLN NATL CORP IND , 6.05%, 4/20/2067	34.99	390,000	141,118
	MARSHALL AND ILSLEY CORP , 5.15%, 2/22/2012	90.23	905,000	833,264
	MARTIN MARIETTA MATERIALS , 6.6%, 4/15/2018	80.59	435,000	356,636
	MASS MUTUAL GLOBAL FUNDING , 3.8%, 4/15/2009	99.36	465,000	465,754
	MELLON STIF 999239759 , 0%, 9/12/2050	100.00	96,879	96,879
	MERISTAR COMMERCIAL MORTGAGE TRUST , 7.28%, 3/1/2016	101.49	477,732	487,738
	MERRILL LYNCH & CO , 5.45%, 2/5/2013	96.93	845,000	837,693
	MERRILL LYNCH & CO , 6.875%, 4/25/2018	103.99	825,000	868,291
	METLIFE INC , 6.125%, 12/1/2011	97.56	580,000	568,814

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING AA/Aa2) AND UBS AG #3065 (CREDIT RATING AA+/Aa2)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	MIDAMERICAN ENERGY HLDGS , 5.75%, 4/1/2018	98.23	370,000	368,759
	MORGAN STANLEY CAPITAL I 03-IQ5 A3, 4.71%, 4/1/2038	98.04	200,862	197,708
	MORGAN STANLEY DEAN WITTER , 5.55%, 4/27/2017	83.00	325,000	272,963
	MORGAN STANLEY DEAN WITTER , 6.625%, 4/1/2018	89.49	1,950,000	1,777,274
	MORGAN STANLEY DEAN WITTER CAP 01-280 A1, 6.148%, 2/1/2016	103.11	437,729	453,602
	MORGAN STANLEY DEAN WITTER CAP 01-280 C, 6.756%, 2/1/2016	106.51	1,015,000	1,086,762
	MORGAN STANLEY DEAN WITTER CAP I 2000-1345 A2, 7.459%, 9/1/2015	106.77	1,310,000	1,406,835
	NATIONAL BANK CANADA NY , 7.75%, 11/1/2009	100.15	625,000	634,023
	NISOURCE FINANCE CORP , 5.4%, 7/15/2014	69.00	485,000	346,727
	ONCOR ELECTRIC DELIVERY , 6.375%, 5/1/2012	95.84	435,000	421,526
	ORACLE CORP , 5.75%, 4/15/2018	103.25	675,000	705,138
	PACTIV CORPORATION , 5.875%, 7/15/2012	90.53	335,000	312,341
	PEARSON DOLLAR FIN PLC , 5.5%, 5/6/2013	87.42	755,000	666,358
	PEPSICO INC , 5%, 6/1/2018	103.40	250,000	259,552
	PETRO-CANADA LTD , 6.05%, 5/15/2018	80.48	875,000	710,964
	PHILLIP MORRIS COS INC , 4.875%, 5/16/2013	98.88	250,000	248,731
	PLAINS ALL AMER PIPELINE , 6.5%, 5/1/2018	81.68	140,000	115,867
	PNC FUNDING CORP (FDIC), 2.3%, 6/22/2012	101.17	915,000	926,232
	PROCTER & GAMBLE CO , 4.6%, 1/15/2014	102.42	720,000	738,649
	PROGRESS ENERGY INC , 6.5%, 7/15/2012	99.03	395,000	403,004
	PROVINCE OF ONTARIO , 3.125%, 9/8/2010	101.23	1,780,000	1,819,729
	PRUDENTIAL FINANCIAL INC , 4.5%, 7/15/2013	85.32	250,000	218,480
	PRUDENTIAL FINANCIAL INC , 6.1%, 6/15/2017	78.18	645,000	505,977
	QUEBEC PROVINCE , 4.6%, 5/26/2015	103.57	670,000	696,935
	QUEST DIAGNOSTIC INC , 6.4%, 7/1/2017	96.20	575,000	571,539
	RAYTHEON COMPANY , 6.4%, 12/15/2018	108.01	245,000	265,326
	REGIONS BANK (FDIC), 3.25%, 12/9/2011	104.13	1,055,000	1,100,497
	ROGERS COMMUNICATIONS , 6.8%, 8/15/2018	98.60	495,000	501,613
	SABMILLER PLC , 6.5%, 7/15/2018	90.73	530,000	496,568
	SAFEWAY INC , 4.95%, 8/16/2010	99.03	280,000	282,484
	SIERRA PAC RES , 6.5%, 8/1/2018	94.87	525,000	512,371
	SLM CORP , 5.375%, 5/15/2014	69.99	270,000	190,822
	SOVEREIGN BANCORP INC , 4.8%, 9/1/2010	91.00	720,000	666,713
	SOVEREIGN BANK (FDIC), 2.75%, 1/17/2012	102.68	990,000	1,017,223
	SUNCOR ENERGY INC , 6.1%, 6/1/2018	85.80	675,000	582,608
	TELECOM ITALIA CAPITAL , 4.95%, 9/30/2014	76.98	410,000	320,765
	TEXTRON INC , 5.125%, 11/1/2010	90.04	440,000	399,952
	THE HERSHEY CO , 5%, 4/1/2013	101.67	335,000	344,775
	TIME WARNER INC , 5.85%, 5/1/2017	90.47	1,035,000	946,435
	U.S. TREASURY BILL , 0%, 1/8/2009	100.00	2,560,000	2,560,000
	UBS AG STAMFORD CT , 5.875%, 7/15/2016	85.35	790,000	695,643
	UFJ FINANCE ARUBA AEC , 6.75%, 7/15/2013	97.86	410,000	413,979
	UNITED MEXICAN STATES , 6.375%, 1/16/2013	104.26	715,000	766,350
	UNITED STATES STEEL CORP , 7%, 2/1/2018	60.50	185,000	117,312
	UNITED TECHNOLOGIES CORP , 6.125%, 2/1/2019	106.36	175,000	186,514
	US AIRWAYS GROUP INC-CL A COMMON WAR , 0%, 4/1/2010	0.00	531	-
	US AIRWAYS GROUP INC-CL A , 1%	0.00	531	-
	US BANK NA , 3.4%, 3/2/2009	99.87	320,000	323,198
	UST BOND , 8.125%, 8/15/2019	147.54	2,610,000	3,930,998
	UST BOND , 8.875%, 8/15/2017	148.82	1,040,000	1,582,571
	UST NOTE , 1.75%, 11/15/2011	102.25	16,545,000	16,954,358
	UST NOTE , 2%, 2/28/2010	101.77	4,500,000	4,610,185
	UST NOTE , 2.75%, 2/28/2013	106.77	7,360,000	7,926,970
	UST NOTE , 2.875%, 6/30/2010	103.56	1,935,000	2,004,098
	UST NOTE , 3.125%, 11/30/2009	102.41	3,270,000	3,357,921
	UST NOTE , 3.5%, 5/31/2013	109.47	11,030,000	12,108,921
	UST NOTE , 3.625%, 5/15/2013	109.85	7,935,000	8,753,547
	UST NOTE , 3.75%, 11/15/2018	113.20	4,205,000	4,780,659
	UST NOTE , 4%, 9/30/2009	102.65	6,755,000	7,003,042
	UST NOTE , 4.25%, 8/15/2015	115.97	2,890,000	3,397,839
	UST NOTE , 4.5%, 5/15/2017	117.38	1,195,000	1,409,649
	UST NOTE , 4.5%, 9/30/2011	109.63	9,055,000	10,030,832
	UST NOTE , 4.625%, 2/15/2017	118.37	10,585,000	12,714,273
	UST NOTE , 4.625%, 7/31/2009	102.45	830,000	866,374
	UST NOTE , 4.625%, 8/31/2011	109.83	13,400,000	14,928,200
	UST NOTE , 4.75%, 8/15/2017	119.55	750,000	910,096
	UST NOTE , 4.875%, 6/30/2009	102.23	560,000	572,586
	UST NOTE , 4.875%, 8/15/2016	119.31	12,210,000	14,794,083
	UST NOTE , 5.125%, 5/15/2016	121.02	2,385,000	2,902,149
	UST NOTE , 5.125%, 6/30/2011	110.62	245,000	271,054

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING AA/Aa2) AND UBS AG #3065 (CREDIT RATING AA+/Aa2)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	VERIZON COMMUNICATIONS , 5.25%, 4/15/2013	99.57	1,610,000	1,620,873
	VERIZON NEW ENGLAND INC , 6.5%, 9/15/2011	95.56	380,000	370,389
	VERIZON WIRELESS CAPITAL , 8.5%, 11/15/2018	115.97	710,000	830,121
	WACHOVIA CORP , 5.5%, 5/1/2013	99.76	365,000	367,455
	WACHOVIA CORP , 6%, 11/15/2017	98.30	935,000	926,292
	WELLPOINT HEALTH NETWO , 5%, 1/15/2011	96.14	680,000	669,457
	WELLS FARGO COMPANY , 5.25%, 10/23/2012	101.50	345,000	353,600
	WISCONSIN STATE GEN REV (FSA), 5.2%, 5/1/2018	96.36	570,000	554,209
	XSTRATA CANADA CORP , 7.25%, 7/15/2012	88.99	420,000	387,816
	XTO ENERGY INC , 7.5%, 4/15/2012	101.25	250,000	257,083
	ZURICH CAPITAL TRUST I , 6.5%, 5/9/2037	43.00	605,000	265,836
	ABFC 2004-OPT5 A1 1MLIB+35, 0.74%, 6/25/2034	877,507	878,878	454,139
	ABSHE 2004-HE6 A1 1MLIB+27.5, 0.66%, 9/25/2034	96,665	96,733	75,916
	ACCSS 2008-1 A 3MLIB+151, 2.46%, 10/27/2025	1,300,000	1,287,000	1,195,444
	AMERICAN EXPRESS BK FSB BKNT, 6%, 9/13/2017	4,900,000	4,887,995	4,596,587
	AMERICAN EXPRESS GLBL SR NT, 7%, 3/19/2018	1,000,000	996,170	1,012,846
	AMERICAN INTL GROUP GLBL SR NT, 5.05%, 10/1/2015	400,000	248,000	268,578
	AMERICAN INTL GROUP JR SUB DEBS 144A, 8.18%, 5/15/2068	500,000	171,875	194,748
	AMERICAN INTL GROUP NT 144A, 8.25%, 8/15/2018	4,000,000	3,456,000	2,931,996
	AMGEN INC GLBL SR UNSECURED, 5.85%, 6/1/2017	1,600,000	1,597,488	1,655,123
	AT&T CORP BD, 6.5%, 9/1/2037	300,000	298,704	324,187
	AT&T INC GLBL NT, 6.3%, 1/15/2038	1,600,000	1,563,408	1,697,166
	BACCT 2007-A9 A9 1MLIB+4, 0.37%, 11/17/2014	1,300,000	1,265,012	1,065,150
	BALTA 2005-4 23A2 AS WM35 WC5.8, 5.37%, 5/25/2035	543,560	549,314	375,912
	BANK OF AMERICA CORP GLBL SR NT, 5.75%, 12/1/2017	1,200,000	1,135,464	1,200,196
	BANK OF AMERICA CORP GLBL SR NT, 6%, 9/1/2017	5,300,000	5,290,803	5,391,817
	BANK OF AMERICA NA GLBL FRN BKN1, 2.84%, 5/12/2010	2,600,000	2,600,000	2,546,814
	BARCLAYS BANK PLC SR NT, 5.45%, 9/12/2012	600,000	598,884	608,129
	BARCLAYS BANK PLC SUB 144A, 7.7%, 4/29/2049	3,600,000	3,371,208	2,385,659
	BNP PARIBAS 144A FRN, 7.2%, 6/29/2049	1,300,000	802,750	828,237
	CA ST VAR PURP, 5%, 11/1/2032	1,100,000	1,100,000	953,832
	CARAT 2008-2 A3B 1MLIB+145, 1.78%, 10/15/2012	2,600,000	2,600,000	2,319,639
	CARDINAL HEALTH INC GLBL SR UNSEC FRN, 1.71%, 10/2/2009	1,200,000	1,200,000	1,138,646
	CASH COLLATERAL FUTS GSC USD, 0.14%, 12/31/2060	976,000	976,000	976,000
	CASH COLLATERAL FUTS MLP USD, 0.14%, 12/31/2060	240,000	240,000	240,000
	CASH COLLATERAL TBA MLP USD, 0.24%, 12/31/2060	330,000	330,000	330,000
	CHAIT 2008-A10 A10 1MLIB+75, 1.08%, 8/17/2015	2,600,000	2,600,000	2,065,352
	CHICAGO ARPT, 5%, 1/1/2033	500,000	493,125	407,065
	CHICAGO TRANSIT AUTH, 6.9%, 12/1/2040	1,500,000	1,500,000	1,539,390
	CHICAGO TRANSIT AUTH, 6.9%, 12/1/2040	1,500,000	1,500,000	1,539,390
	CISCO SYSTEMS INC FRN, 2.23%, 2/20/2009	4,500,000	4,502,975	4,498,713
	CITIGROUP INC GLBL NT, 6%, 8/15/2017	200,000	201,548	199,413
	CITIGROUP INC GLBL SR NT, 6.5%, 8/19/2013	600,000	597,204	606,049
	CITIGROUP INC GLBL SR UNSEC, 6.13%, 11/21/2017	5,800,000	5,514,987	5,871,085
	CMLTI 2005-6 A1 1YCMT+210, 4.05%, 8/25/2035	1,833,519	1,802,507	1,382,699
	DEUTSCHE BANK AG LONDON NT, 6%, 9/1/2017	4,900,000	4,885,853	5,207,960
	ENEL FINANCE INTERNATION CO GTD 144A, 6.25%, 9/15/2017	2,500,000	2,495,275	2,114,505
	FEDERAL HOME LOAN BANK DISC NT, 0.1%, 1/21/2009	500,000	499,962	499,962
	FH ARM 1G1744 1YRLIB+175.8, 4.36%, 8/1/2035	1,114,999	1,114,302	1,120,547
	FH ARM 78-0605 1YRWTA+203.5 9.54, 4.28%, 6/1/2033	1,613,019	1,612,011	1,601,152
	FH ARM 846183 1YRCMT +218 10.375, 4.78%, 1/1/2024	74,339	75,977	74,769
	FHA 221D4 P1/03 REILLY 91 NCP, 7.43%, 9/1/2023	204,713	210,086	207,329
	FHAMS 2004-AA1 A1 ARM WM34 WC5.1, 4.75%, 6/25/2034	620,649	616,891	344,328
	FHASI 2005-AR3 2A1 ARM WM35 WC5.6237, 5.35%, 8/25/2035	677,852	666,837	481,400
	FHLMC GOLDCONV #G0-4586, 5.5%, 4/1/2038	915,744	888,272	938,482
	FHLMC GOLDCONV #G0-4603, 5.5%, 12/1/2037	913,452	886,048	936,133
	FHLMC 1988-6-C BUSTD PAC REM, 9.05%, 6/15/2019	26,902	28,449	26,894
	FHLMC TBA GOLD 5.50% JAN, 5.5%, 1/13/2039	1,000,000	1,019,922	1,023,594
	FHR 2752 FM SEQ 1MLIB+35, 0.68%, 12/15/2030	692,859	694,374	681,219
	FHR 3117 PN PAC WM35 WC5.6293, 5%, 11/15/2021	559,230	556,827	561,524
	FIN FUT EURO$ CME 03/15/10, 0%, 3/16/2010	344,000,000	330,967,750	338,736,800
	FIN FUT EURO$ CME 09/14/09, 0%, 9/15/2009	317,000,000	305,400,400	313,021,650
	FIN FUT US 2YR CBT 3/31/09, 0%, 4/1/2009	7,000,000	7,560,000	7,632,188
	FIN FUT US 5YR CBT 3/31/09, 0%, 4/1/2009	24,400,000	28,776,797	29,049,344
	FINL FUTURES MAINTENANCE ACCT, 0.03%, 12/1/2015	1,885,427	1,885,427	1,885,427
	FN 323919 HYB0610 1YCMT+212 11.3, 6.26%, 8/1/2029	40,953	39,315	40,777
	FN 361373 HYB1104 1YCMT+227 12.8, 4.88%, 7/1/2026	46,334	47,507	45,866
	FN ARM 072163 COFI +125 13.107 T, 4.95%, 2/1/2028	33,084	32,816	33,071
	FN ARM 112511 COFI +125 13.50T, 5.51%, 9/1/2020	8,349	8,394	8,321
	FN ARM 303298 1YRCMT +213 11.44, 4.83%, 1/1/2025	25,626	26,315	25,572

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING AA/Aa2) AND UBS AG #3065 (CREDIT RATING AA+/Aa2)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA DUS POOL #381982, 7.11%, 10/1/2009	2,586,726	2,596,426	2,613,497
	FNMA NT (250MM), 6.32%, 6/15/2027	7,000,000	7,323,750	7,683,921
	FNMA PASS THRU DWARF #253431, 7.5%, 9/1/2015	2,515	2,676	2,629
	FNMA PASS THRU DWARF #255449, 4%, 9/1/2019	252,734	245,607	256,953
	FNMA PASS THRU DWARF #535873, 7.5%, 3/1/2016	23,657	25,176	24,730
	FNMA PASS THRU DWARF #561801, 7.5%, 11/1/2015	44,976	47,864	47,015
	FNMA PASS THRU DWARF #569295, 6%, 5/1/2016	19,953	20,832	20,791
	FNMA PASS THRU DWARF #601300, 6%, 8/1/2016	19,649	20,515	20,475
	FNMA PASS THRU DWARF #628467, 7.5%, 3/1/2017	25,588	27,232	26,785
	FNMA PASS THRU DWARF #635940, 7.5%, 3/1/2017	18,281	19,455	19,135
	FNMA PASS THRU DWARF #650003, 6%, 6/1/2017	33,887	35,380	35,290
	FNMA PASS THRU DWARF #685067, 4%, 4/1/2019	449,096	436,430	456,591
	FNMA PASS THRU DWARF #731850, 4%, 9/1/2018	22,350	21,720	22,940
	FNMA PASS THRU DWARF #742085, 4%, 4/1/2019	446,553	433,959	457,087
	FNMA PASS THRU DWARF #748975, 4%, 10/1/2018	63,062	61,284	64,726
	FNMA PASS THRU DWARF #757788, 4%, 12/1/2019	78,715	76,495	80,028
	FNMA PASS THRU DWARF #761239, 4%, 6/1/2019	67,350	65,451	68,475
	FNMA PASS THRU DWARF #769832, 4%, 4/1/2019	135,876	132,044	138,144
	FNMA PASS THRU DWARF #772392, 4%, 4/1/2019	115,170	111,922	117,092
	FNMA PASS THRU DWARF #774259, 4%, 3/1/2019	32,123	31,217	32,659
	FNMA PASS THRU DWARF #774286, 4%, 5/1/2019	201,158	195,485	204,515
	FNMA PASS THRU DWARF #774298, 4%, 6/1/2019	111,925	108,768	113,793
	FNMA PASS THRU DWARF #774419, 4%, 5/1/2019	133,096	129,342	135,317
	FNMA PASS THRU DWARF #775771, 4%, 5/1/2019	421,604	409,713	428,640
	FNMA PASS THRU DWARF #778178, 4%, 5/1/2019	166,173	161,486	168,946
	FNMA PASS THRU DWARF #778366, 4%, 5/1/2019	354,332	344,339	360,246
	FNMA PASS THRU DWARF #778673, 4%, 5/1/2019	385,174	374,311	391,603
	FNMA PASS THRU DWARF #782422, 4%, 6/1/2019	376,161	365,552	382,439
	FNMA PASS THRU DWARF #782885, 4%, 6/1/2019	3,557,236	3,451,075	3,616,607
	FNMA PASS THRU DWARF #785244, 4%, 6/1/2019	40,046	38,916	40,714
	FNMA PASS THRU DWARF #785423, 4%, 6/1/2019	47,199	45,868	47,987
	FNMA PASS THRU DWARF #785660, 4%, 9/1/2019	16,165	15,709	16,435
	FNMA PASS THRU DWARF #785661, 4%, 9/1/2019	157,830	153,378	160,464
	FNMA PASS THRU DWARF #788110, 4%, 7/1/2019	429,260	417,154	436,425
	FNMA PASS THRU DWARF #788242, 4%, 7/1/2019	37,190	36,141	37,811
	FNMA PASS THRU DWARF #806811, 4%, 12/1/2019	115,430	112,174	117,356
	FNMA PASS THRU DWARF #813969, 4%, 5/1/2020	34,809	33,963	35,281
	FNMA PASS THRU MTG #256692, 6.5%, 4/1/2037	460,802	477,650	479,206
	FNMA PASS THRU MTG #735224, 5.5%, 2/1/2035	2,837,296	2,766,142	2,915,886
	FNMA PASS THRU MTG #745275, 5%, 2/1/2036	8,988,659	8,486,218	9,191,290
	FNMA PASS THRU MTG #889057, 5%, 9/1/2035	4,443,967	4,224,546	4,553,867
	FNMA PASS THRU MTG #899113, 5%, 4/1/2037	6,360,467	6,288,912	6,502,497
	FNMA PASS THRU MTG #900488, 6%, 9/1/2036	9,897,665	9,958,752	10,202,749
	FNMA PASS THRU MTG #972023, 4.5%, 2/1/2038	994,573	910,345	1,009,830
	FNMA PASS THRU MTG #995018, 5.5%, 6/1/2038	870,838	875,124	893,871
	FNMA PASS THRU MTG #995021, 5.5%, 2/1/2038	12,598,144	12,653,507	12,931,353
	FNMA PASS THRU MTG #995024, 5.5%, 8/1/2037	10,291,921	10,337,149	10,570,564
	FNMA PASS THRU MTG #253472, 7.5%, 9/1/2010	15,895	16,916	16,342
	FNMA TBA 4.5% FEB, 4.5%, 2/12/2039	5,000,000	5,064,844	5,046,875
	FNMA TBA 5.0% JAN, 5%, 1/13/2039	(3,500,000)	(3,518,672)	(3,573,829)
	FNMA TBA 5.50% FEB, 5.5%, 2/12/2039	(2,500,000)	(2,551,563)	(2,555,078)
	FNMA TBA 5.50% JAN, 5.5%, 1/13/2039	(24,000,000)	(24,567,734)	(24,603,744)
	FNMA TBA 6.00% JAN, 6%, 1/13/2039	(10,400,000)	(10,587,688)	(10,707,122)
	FNR 2003-88 FE SEQ 1MLIB+60, 0.99%, 5/25/2030	1,334,007	1,337,551	1,297,186
	FORDO 2008-C A2B 1MLIB+90BP, 1.23%, 1/15/2011	1,300,000	1,300,000	1,261,961
	FSPC T-35 A STEP 1MOLIBOR+14, 0.67%, 9/25/2031	477,427	475,532	444,574
	FSPC T-61 1A1 12MTA+140, 3.66%, 7/25/2044	1,912,874	1,919,832	1,727,721
	GENERAL ELEC CAP CORP FRN, 1.96%, 3/16/2009	2,300,000	2,301,265	2,293,215
	GENERAL ELEC CAP CORP SR UNSEC MTN, 5.63%, 9/15/2017	3,700,000	3,687,531	3,728,338
	GENERAL ELEC CO SR UNSEC, 5.25%, 12/6/2017	400,000	396,780	399,482
	GN II ARM 008089M 01/10 10.00, 5.13%, 12/20/2022	168,486	171,329	166,543
	GN II ARM 008913M 10/09 11.00, 4.63%, 7/20/2026	41,267	40,790	40,480
	GN II ARM 080022M 01/10 11.00, 5.13%, 12/20/2026	43,231	43,421	42,603
	GN II ARM 080354M 01/10 11.00, 5.13%, 12/20/2029	108,968	111,505	107,204
	GNMA I TBA 5% FEB, 5%, 2/19/2039	4,600,000	4,661,094	4,694,157
	GNMA I TBA 5% JAN, 5%, 1/21/2039	7,100,000	7,168,531	7,278,608
	GNMA I TBA 6.00% JAN, 6%, 1/21/2039	47,000,000	47,705,344	48,490,793
	GNMA I TBA 6.5 % JAN, 6.5%, 1/21/2039	15,800,000	16,242,781	16,429,535
	GNMA II MULTPL SGL FAML #003001X, 8.5%, 11/20/2030	27,479	28,383	29,620
	GNMA PASS THRU SGL FAML #347178X, 6.5%, 5/15/2026	14,130	14,808	14,831

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING AA/Aa2) AND UBS AG #3065 (CREDIT RATING AA+/Aa2)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	GNMA PASS THRU SGL FAML #370393X, 6.5%, 1/15/2024	55,068	57,710	57,711
	GNMA PASS THRU SGL FAML #422480X, 6.5%, 3/15/2026	32,649	34,215	34,269
	GNMA PASS THRU SGL FAML #434797X, 8.5%, 7/15/2030	6,695	6,949	7,244
	GNMA PASS THRU SGL FAML #434944X, 8.5%, 11/15/2030	18,955	19,672	20,507
	GNMA PASS THRU SGL FAML #434985X, 8.5%, 12/15/2030	29,560	30,631	31,981
	GNMA PASS THRU SGL FAML #446728X, 6.5%, 9/15/2028	664	696	698
	GNMA PASS THRU SGL FAML #456861X, 6.5%, 5/15/2028	38,600	39,425	40,578
	GNMA PASS THRU SGL FAML #464506X, 6.5%, 1/15/2029	3,457	3,624	3,635
	GNMA PASS THRU SGL FAML #467628X, 6.5%, 3/15/2029	60,045	62,925	63,121
	GNMA PASS THRU SGL FAML #483968X, 6%, 8/15/2037	1,366,596	1,408,875	1,412,706
	GNMA PASS THRU SGL FAML #486116X, 8.5%, 7/15/2030	23,229	24,078	25,131
	GNMA PASS THRU SGL FAML #487128X, 6.5%, 4/15/2029	36,603	38,359	38,479
	GNMA PASS THRU SGL FAML #488259X, 6.5%, 8/15/2029	61,326	64,268	64,468
	GNMA PASS THRU SGL FAML #489059X, 6.5%, 3/15/2029	12,401	12,996	13,036
	GNMA PASS THRU SGL FAML #490179X, 6.5%, 5/15/2029	45,790	47,986	48,136
	GNMA PASS THRU SGL FAML #490213X, 6.5%, 7/15/2029	11,587	12,143	12,181
	GNMA PASS THRU SGL FAML #494885X, 8.5%, 3/15/2030	2,690	2,790	2,910
	GNMA PASS THRU SGL FAML #498147X, 8.5%, 12/15/2029	2,838	2,942	3,071
	GNMA PASS THRU SGL FAML #500944X, 6.5%, 7/15/2029	21,374	22,399	22,469
	GNMA PASS THRU SGL FAML #501504X, 6.5%, 3/15/2029	1,318	1,381	1,385
	GNMA PASS THRU SGL FAML #501947X, 6.5%, 6/15/2029	43,728	45,826	45,969
	GNMA PASS THRU SGL FAML #502135X, 6.5%, 3/15/2029	12,591	13,195	13,236
	GNMA PASS THRU SGL FAML #511172X, 8.5%, 1/15/2030	728	754	787
	GNMA PASS THRU SGL FAML #517931X, 8.5%, 10/15/2029	3,990	4,137	4,318
	GNMA PASS THRU SGL FAML #520979X, 8.5%, 9/15/2030	16,573	17,200	17,930
	GNMA PASS THRU SGL FAML #521829X, 8.5%, 5/15/2030	13,445	13,941	14,547
	GNMA PASS THRU SGL FAML #531197X, 8.5%, 6/15/2030	40,132	41,599	43,419
	GNMA PASS THRU SGL FAML #531246X, 8.5%, 7/15/2030	5,007	5,191	5,417
	GNMA PASS THRU SGL FAML #541503X, 6.5%, 7/15/2031	4,232	4,323	4,449
	GNMA PASS THRU SGL FAML #570567X, 6.5%, 12/15/2032	34,226	34,957	35,979
	GNMA PASS THRU SGL FAML #576436X, 6.5%, 2/15/2032	43,419	44,347	45,644
	GNMA PASS THRU SGL FAML #576482X, 6.5%, 11/15/2031	102,245	104,430	107,484
	GNMA PASS THRU SGL FAML #579415X, 6.5%, 5/15/2032	46,721	47,719	49,115
	GNMA PASS THRU SGL FAML #581712X, 6.5%, 3/15/2032	73,696	75,271	77,473
	GNMA PASS THRU SGL FAML #605595X, 6%, 12/15/2034	1,630,238	1,680,673	1,685,992
	GNMA PASS THRU SGL FAML #606256X, 6%, 4/15/2036	38,077	37,762	39,373
	GNMA PASS THRU SGL FAML #617565X, 6%, 6/15/2037	881,425	888,724	911,164
	GNMA PASS THRU SGL FAML #635306X, 6%, 6/15/2036	592,501	600,277	612,670
	GNMA PASS THRU SGL FAML #640647X, 6%, 7/15/2036	667,059	661,535	689,767
	GNMA PASS THRU SGL FAML #643939X, 6%, 6/15/2036	45,029	44,656	46,562
	GNMA PASS THRU SGL FAML #655604X, 6%, 9/15/2036	905,037	934,734	935,845
	GNMA PASS THRU SGL FAML #657151X, 6%, 5/15/2037	24,975	25,182	25,818
	GNMA PASS THRU SGL FAML #658570X, 6%, 8/15/2036	481,716	489,920	498,114
	GNMA PASS THRU SGL FAML #659610X, 6%, 8/15/2036	26,841	27,063	27,754
	GNMA PASS THRU SGL FAML #662182X, 6%, 4/15/2037	834,822	862,215	862,990
	GNMA PASS THRU SGL FAML #664387X, 6%, 10/15/2037	1,614,400	1,635,589	1,668,869
	GNMA PASS THRU SGL FAML #667538X, 6%, 4/15/2037	616,426	624,516	637,225
	GNMA PASS THRU SGL FAML #669007X, 6%, 5/15/2037	930,417	938,122	961,810
	GNMA PASS THRU SGL FAML #669656X, 6%, 8/15/2037	187,464	189,925	193,789
	GNMA PASS THRU SGL FAML #670882X, 6%, 8/15/2037	505,486	512,120	522,541
	GNMA PASS THRU SGL FAML #676291X, 6%, 12/15/2037	26,230	26,447	27,115
	GNMA PASS THRU SGL FAML #677525X, 6%, 11/15/2037	27,563	27,791	28,493
	GNMA PASS THRU SGL FAML #678795X, 6%, 12/15/2037	914,969	922,546	945,841
	GNMA PASS THRU SGL FAML #684378X, 6%, 3/15/2038	1,221,498	1,259,670	1,262,712
	GNMA PASS THRU SGL FAML #782145X, 6%, 4/15/2037	7,424,122	7,667,726	7,678,283
	GOLDMAN SACHS GROUP INC GLBL NT, 5.95%, 1/18/2018	4,300,000	4,216,462	4,084,106
	GOLDMAN SACHS GROUP INC GLBL SR NT, 6.25%, 9/1/2017	1,300,000	1,103,167	1,262,596
	GOLDMAN SACHS GROUP INC SR NT, 6.15%, 4/1/2018	2,100,000	1,744,875	2,021,506
	GPMF 2005-AR5 1A1 1ML+27, 0.66%, 11/25/2045	326,438	326,438	150,825
	GSMS 2001-1285- A1 SEQ 144A, 6.04%, 8/15/2018	351,284	378,824	345,009
	GSR 2005-AR6 2A1 WM35 WC4.9, 4.54%, 9/25/2035	836,719	831,751	618,242
	HSBC BANK USA BKNT SUB NT, 6%, 8/9/2017	3,700,000	3,674,248	3,636,567
	IBM CORP NT FRN, 1.76%, 7/28/2011	2,600,000	2,600,000	2,468,736
	INTL LEASE FINANCE CORP SR UNSEC MTN, 5.75%, 6/15/2011	1,600,000	1,138,000	1,167,461
	JOHN DEERE CAPITAL CORP SR UNSEC FRN, 2.94%, 6/10/2011	1,000,000	1,000,000	913,132
	JP MORGAN CHASE BANK NA SUB BKNT, 6%, 10/1/2017	5,100,000	5,143,013	5,152,938
	KING CNTY, 4.75%, 1/1/2034	600,000	601,374	551,532
	LAS VEGAS VY WTR-RF-A, 5%, 2/1/2034	400,000	412,324	359,924
	LEHMAN BROS HLDGS JR SUB ***DEF***, 6.75%, 12/28/2017	2,000,000	1,998,520	200
	LEHMAN BROS HLDGS MTN***DEF***, 6.88%, 5/2/2018	1,800,000	1,782,108	180,000

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING AA/Aa2) AND UBS AG #3065 (CREDIT RATING AA+/Aa2)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	LEHMAN BROS HLDGS SR UNSEC MTN***DEF***, 5.63%, 1/24/2013	900,000	895,896	90,000
	MERRILL LYNCH & CO GLBL SR UNSEC, 6.4%, 8/28/2017	2,400,000	2,396,496	2,408,434
	MLCC 2005-3 4A 1MLIB+25, 0.64%, 11/25/2035	190,844	187,266	137,114
	MORGAN STANLEY GLBL FRN SR NT, 1.7%, 1/9/2014	400,000	270,000	277,300
	MORGAN STANLEY GLBL FRN, 2.5%, 2/9/2009	2,300,000	2,300,000	2,288,594
	MORGAN STANLEY GLBL SR UNSEC MTN, 6.63%, 4/1/2018	2,600,000	2,675,998	2,284,721
	MOTOROLA INC SR NT, 6%, 11/15/2017	1,000,000	947,654	540,006
	MRFC 2001-TBC1-A1 1MLIB+35, 0.68%, 11/15/2031	549,121	550,086	420,654
	NATIONAL CITY BANK SR UNSEC FRN BKNT, 1.62%, 6/18/2010	600,000	535,500	562,148
	OPIC RESET 09/15/11, 4.55%, 7/12/2016	5,200,000	5,203,640	5,312,064
	RBS 144A, 6.99%, 10/29/2049	400,000	202,000	187,250
	RBS JR SUB MTN, 7.64%, 3/31/2049	2,500,000	2,546,394	996,825
	REYNOLDS AMERICAN INC BD, 6.75%, 6/15/2017	900,000	899,172	715,478
	REYNOLDS AMERICAN INC GLBL CO GTD, 7.75%, 6/1/2018	1,800,000	1,965,388	1,479,069
	REYNOLDS AMERICAN INC GLBL FRN, 2.7%, 6/15/2011	2,800,000	2,800,000	2,268,557
	SASC 2001-21A-1A1 WM31 WC7.102, 5.22%, 1/25/2032	53,826	54,619	42,033
	SLMA 2008-7 A1 3MLIB+40, 1.56%, 10/27/2014	1,164,454	1,164,454	1,130,330
	SLMA 2008-9 A 3MLIB+150, 2.66%, 4/25/2023	5,200,000	5,178,901	4,880,439
	TARGET CORP GLBL BD, 7%, 1/15/2038	2,600,000	2,582,268	2,416,783
	TBC INC POOLED EMP DAILY LIQ FUND, 0.03%, 12/1/2015	518,305	518,305	518,305
	TOB SETTLE FIN-A, 7.47%, 6/1/2047	1,280,000	1,226,496	733,581
	TRANSOCEAN INC GLBL SR UNSECURED, 6%, 3/15/2018	1,300,000	1,295,619	1,186,068
	U S T STRIP PRIN(8.75% '20), 0%, 8/15/2020	2,000,000	663,160	1,374,382
	U S TREASURY INFLATE PROT BD, 2%, 1/15/2026	1,746,448	1,438,577	1,645,619
	U S TREASURY REPO, 0.01%, 1/2/2009	5,600,000	5,600,000	5,600,000
	U S TREASURY REPO, 0.01%, 1/5/2009	5,700,000	5,700,000	5,700,000
	UBS AG STAMFORD CT SR NT DPNT, 5.88%, 12/20/2017	1,200,000	1,198,560	1,104,238
	VERIZON COMMUNICATIONS GLBL NT, 5.35%, 2/15/2011	1,800,000	1,796,022	1,811,572
	WACHOVIA BANK NA GLBL SR UNSEC FRN BKNT, 3.03%, 5/14/2010	600,000	563,250	576,178
	WACHOVIA BANK NA GLBL SUBORDINATED FRN, 2.33%, 3/15/2016	3,300,000	2,457,500	2,390,246
	WACHOVIA BANK NA SR NT FRN, 1.54%, 3/23/2009	1,000,000	1,000,000	993,358
	WAMU 2003-R1 A3 1MLIB+32, 1.03%, 12/25/2027	636,643	636,991	539,990
	WAMU 2005-AR13 A1A 1MLIB+29, 0.68%, 10/25/2045	442,893	442,893	242,831
	WESTDEUTSCHE LANDESBANK SUBNT, 4.8%, 7/15/2015	1,799,000	1,695,699	2,032,834
	10 YR FUTURE, 6%, 3/31/2009	-	14,800,000	-
	2 YR FUTURE, 6%, 4/3/2009	-	26,000,000	-
	5 YR FUTURE, 6%, 4/3/2009	-	(8,400,000)	-
	ABBOT LABS, 5.15%, 11/30/2012	27,867	2,775,000	2,936,518
	AMER INTL GROUP, 5.85%, 1/16/2018	11,704	1,125,000	778,289
	AMERICAN GENERA, 4%, 3/15/2011	13,084	1,275,000	587,451
	AMEX CENT(250K), 5.55%, 10/17/2012	23,273	2,300,000	2,234,489
	AMGEN INC, 4.85%, 11/18/2014	20,017	1,990,000	1,973,290
	AMGEN INC, 6.9%, 6/1/2038	5,276	525,000	602,479
	AOL TIME WARNER, 9.125%, 1/15/2013	13,029	1,250,000	1,294,783
	ARCELORMITTAL, 6.125%, 6/1/2018	12,341	1,225,000	845,084
	ASTRA ZENECA, 5.4%, 9/15/2012	27,406	2,700,000	2,894,373
	AT&T INC, 4.95%, 1/15/2013	23,522	2,300,000	2,365,217
	BACCT 07-A8 A8, 5.59%, 6/15/2012	18,649	1,860,000	1,744,577
	BANK OF AMERICA, 7.5%, 3/15/2012	10,316	1,010,000	1,066,493
	BANK OF NY MELL, 4.5%, 4/1/2013	5,309	525,000	527,924
	BANK OF NY MELL, 4.95%, 11/1/2012	26,867	2,665,000	2,727,681
	BANK OF NY, 5.125%, 8/27/2013	1,729	170,000	176,714
	BERKSHIRE HATHA, 5.4%, 5/15/2018	18,674	1,855,000	1,922,596
	BOA (100/100K), 5.42%, 3/15/2017	9,159	900,000	826,595
	BOA (100/100K), 5.49%, 3/15/2019	20,367	2,000,000	1,794,390
	BOEING CO, 5.125%, 2/15/2013	14,980	1,470,000	1,523,642
	BP CAPITAL MKTS, 5.25%, 11/7/2013	36,272	3,600,000	3,774,510
	BRITISH TELECOM, 8.375%, 12/15/2010	20,075	2,000,000	2,064,947
	BURLINGTON RESO, 6.5%, 12/1/2011	5,579	555,000	571,809
	CARAT 07-2 A4A, 5.39%, 5/15/2011	18,648	1,860,000	1,743,574
	CARAT 07-4 A4A, 5.3%, 12/15/2011	9,525	950,000	861,180
	CARAT 08-2 A4, 5.42%, 5/15/2012	12,190	1,215,000	884,895
	CAT FIN 06-A A3, 5.57%, 3/25/2009	1,098	109,661	109,746
	CATERPILLAR FIN, 7.05%, 10/1/2018	8,141	800,000	860,939
	CATERPILLAR INC, 4.85%, 12/7/2012	10,033	1,000,000	980,073
	CCCIT 07-A8 A8, 5.65%, 9/20/2017	21,913	2,150,000	1,809,443
	CCCIT 08-A1 A1, 5.35%, 2/7/2018	31,264	3,045,000	2,503,264
	CHAIT 08-A11, 5.4%, 7/15/2013	25,117	2,505,000	2,270,131
	CHEVRON ESOP, 7.327%, 1/1/2014	17,413	1,741,343	1,853,764
	CITIGROUP INC, 5.5%, 2/15/2017	15,445	1,510,000	1,405,172

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING AA/Aa2) AND UBS AG #3065 (CREDIT RATING AA+/Aa2)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	CITIGROUP(100K), 6.125%, 8/25/2036	24,882	2,430,000	2,228,863
	CITIGROUP, 6%, 10/31/2033	8,701	860,000	751,250
	CITIGROUP, 6.625%, 6/15/2032	1,756	175,000	164,443
	CLOROX, 5.95%, 10/15/2017	15,199	1,500,000	1,440,032
	CNH 2007-B A3A, 5.4%, 5/15/2010	13,733	1,370,000	1,350,382
	CNH 2007-C A4A, 5.42%, 9/15/2011	11,178	1,115,000	1,055,413
	CNP 05-A A2, 4.97%, 8/1/2012	28,177	2,760,000	2,791,349
	CNP 05-A A4, 5.17%, 8/1/2017	11,360	1,110,000	1,044,279
	CNP 2001-1 A4, 5.63%, 9/15/2013	6,556	645,000	661,562
	COMCAST CORP, 4.95%, 6/15/2016	10,927	1,090,000	984,957
	COMET 07-A7, 5.75%, 9/15/2017	22,827	2,275,000	1,715,087
	COMET 08-A3 A3, 5.05%, 4/15/2013	29,526	2,945,000	2,552,798
	CONOCOPHILLIPS, 5.5%, 4/15/2013	14,918	1,475,000	1,516,626
	CPL 2002 1-A4, 5.96%, 7/15/2013	9,345	910,000	952,363
	CSFB 01-CK1 A3, 6.38%, 11/1/2010	20,579	2,057,923	1,970,091
	CSFB 02-CKP1 A2, 6.221%, 7/1/2011	9,231	923,143	895,836
	CSFB 03-CK2 A2, 3.861%, 10/1/2009	1,541	154,066	149,282
	DCAT 08-B A3, 4.71%, 3/8/2011	6,972	695,000	653,452
	DESF 01-1 A4, 6.19%, 3/1/2011	19,923	1,952,851	2,035,932
	DEUTSCHE BANK, 5.375%, 10/12/2012	21,904	2,165,000	2,206,016
	DEUTSCHE TELEKO, 8.5%, 6/15/2010	12,546	1,250,000	1,292,310
	DIAGEO CAP PLC, 4.375%, 5/3/2010	9,769	970,000	969,291
	DIAGEO FINANCE, 5.5%, 4/1/2013	9,278	915,000	913,499
	DISNEY, 4.7%, 12/1/2012	20,829	2,075,000	2,141,912
	DLJ 00-CKP1 A1B, 7.18%, 8/1/2010	17,530	1,752,992	1,706,555
	DUKE CAP, 8%, 10/1/2019	10,211	1,000,000	968,170
	DUKE ENERGY, 5.65%, 6/15/2013	15,289	1,525,000	1,499,687
	DUPONT IE, 5%, 1/15/2013	8,952	875,000	893,196
	EGSITX07-A A1, 5.51%, 10/1/2012	6,134	605,107	618,725
	EXXON- SEARIVER, 0%, 9/1/2012	25,850	2,585,000	2,213,975
	FG 7YR BALLOON, 4%, 9/1/2010	18,240	1,823,986	1,839,183
	FG 7YR BALLOON, 4.5%, 1/1/2011	16,677	1,667,717	1,691,886
	FG 7YR BALLOON, 5%, 6/1/2009	4,415	441,511	443,695
	FG 7YR BALLOON, 5%, 9/1/2009	2,448	244,751	246,347
	FHGLD 10YR, 4%, 4/1/2014	15,671	1,567,129	1,591,137
	FHGLD 10YR, 4%, 8/1/2013	2,950	294,985	299,419
	FHGLD 10YR, 4.5%, 11/1/2013	4,685	468,531	479,429
	FHGLD 10YR, 4.5%, 6/1/2013	6,988	698,777	715,003
	FHGLD 15YR, 4.5%, 7/1/2019	31,099	3,109,892	3,217,801
	FHGLD 15YR, 4.5%, 8/1/2020	34,449	3,444,911	3,551,875
	FHLMC 1679E PAC, 6%, 2/1/2009	433	43,326	43,280
	FICO STRIPS, 0%, 5/11/2013	38,550	3,855,000	3,498,335
	FICO STRIPS, 0%, 5/2/2013	28,900	2,890,000	2,623,687
	FN 7YR BALLOON, 4%, 3/1/2011	1,514	151,386	152,704
	FN 7YR BALLOON, 4.5%, 4/1/2010	10,375	1,037,473	1,044,435
	FN 7YR BALLOON, 4.5%, 4/1/2011	10,107	1,010,691	1,026,180
	FNGT 01-T11 B, 5.503%, 9/1/2011	14,200	1,420,000	1,521,289
	FNMA 10YR, 4%, 5/1/2013	14,564	1,456,431	1,476,996
	FNMA 10YR, 4.5%, 6/1/2013	5,852	585,212	598,122
	FNMA 15YR, 4%, 9/1/2018	59,063	5,906,304	6,019,114
	FNMA 15YR, 4%, 9/1/2018	16,750	1,674,976	1,706,968
	FNMA 15YR, 5.5%, 12/1/2023	52,250	5,225,000	5,401,827
	FORDO 07-A A3A, 5.4%, 7/15/2010	23,558	2,350,000	2,283,260
	FORDO 08-C A4A, 5.16%, 11/15/2011	21,203	2,115,000	1,955,092
	FTST 00-4TS A2, 7.795%, 1/14/2010	9,032	900,000	927,177
	GCCFC 04-GG1 A5, 4.883%, 5/1/2011	12,550	1,255,000	1,089,691
	GE CAP CORP, 5.875%, 1/14/2038	70,140	6,820,000	6,720,802
	GECMC 04-C1 A2, 3.915%, 1/1/2012	6,978	697,845	642,059
	GENERAL MILLS, 5.65%, 9/10/2012	10,529	1,035,000	1,059,295
	GEORGIA POWER, 6%, 11/1/2013	8,305	825,000	872,965
	GLAXOSMITHKLINE, 6.375%, 5/15/2038	19,389	1,925,000	2,188,678
	GOLDMAN SACHS, 5.7%, 9/1/2012	14,023	1,375,000	1,340,116
	GOLDMAN SACHS, 6.75%, 10/1/2037	14,909	1,460,000	1,187,133
	HAROT 08-1 A4, 4.88%, 8/18/2011	16,482	1,645,000	1,491,328
	HARVARD (100K), 4.75%, 1/15/2014	24,259	2,420,000	2,500,554
	HDMOT 07-3 A4A, 5.52%, 3/15/2012	7,570	755,000	712,652
	HONDA FIN - 150, 7.625%, 10/1/2018	14,475	1,420,000	1,422,489
	HONDA FIN-150K, 4.625%, 4/2/2013	15,686	1,550,000	1,495,033
	HSBC FINANCE, 5%, 6/30/2015	15,302	1,530,000	1,413,884
	HSBC FINANCE, 6.75%, 5/15/2011	10,692	1,060,000	1,064,553

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING AA/Aa2) AND UBS AG #3065 (CREDIT RATING AA+/Aa2)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	HSBC HLD (100K), 6.8%, 6/1/2038	10,054	1,000,000	1,062,407
	IBM CORP, 8%, 10/15/2038	16,307	1,610,000	2,138,288
	JOHNSN & JOHNSN, 5.85%, 7/15/2038	21,849	2,130,000	2,589,207
	JP MORGAN, 5.375%, 10/1/2012	16,463	1,625,000	1,684,146
	JP MORGAN, 6.4%, 5/15/2038	18,074	1,795,000	2,138,092
	JPM (250K), 6%, 10/1/2017	3,857	380,000	388,998
	JPM 05-LDP3 ASB, 4.893%, 7/1/2015	18,850	1,885,000	1,520,347
	JPMCC 04-CBX A3, 4.184%, 1/1/2010	24,200	2,420,000	2,311,971
	JPMCC 5-LDP1 A2, 4.625%, 4/1/2010	13,400	1,340,000	1,275,626
	KELLOGG, 5.125%, 12/3/2012	14,557	1,450,000	1,479,531
	KRAFT FOOD INC, 7%, 8/11/2037	10,114	985,000	1,026,421
	KRAFT FOODS INC, 6.5%, 8/11/2017	8,150	795,000	819,182
	KRAFT FOODS INC, 6.875%, 2/1/2038	2,109	205,000	210,729
	KROGER INC, 6.4%, 8/15/2017	3,738	365,000	374,975
	LONG BOND FUT, 6%, 3/31/2009	-	(22,800,000)	-
	M STANLEY(100K), 5.25%, 11/2/2012	20,189	2,000,000	1,837,208
	M STANLEY(100K), 5.95%, 12/28/2017	11,507	1,150,000	978,070
	MCGRAW-HILL CO, 6.55%, 11/15/2037	9,103	900,000	668,420
	MIDAMERICA FNDG, 6.75%, 3/1/2011	13,027	1,275,000	1,348,440
	MSDWC 00-1345 E, 8.162%, 6/1/2010	16,250	1,625,000	1,708,997
	NAROT 08-B A4, 5.05%, 5/15/2012	7,668	765,000	724,726
	NEW YORK LIFE, 4.65%, 5/9/2013	19,384	1,925,000	1,870,709
	NEW YORK LIFE, 5.25%, 10/16/2012	12,032	1,190,000	1,190,378
	NUCOR CORP, 5%, 12/1/2012	11,047	1,100,000	1,083,045
	NYSE EURONEXT, 4.8%, 6/28/2013	13,756	1,375,000	1,342,383
	PAC GAS & ELEC, 4.2%, 3/1/2011	9,128	900,000	898,623
	PAC GAS & ELEC, 5.625%, 11/30/2017	9,545	950,000	979,615
	PAC GAS & ELEC, 8.25%, 10/15/2018	4,205	415,000	508,845
	PECO 2001-A A1, 6.52%, 9/1/2010	11,795	1,155,000	1,207,104
	PEGTF 2001-1 A5, 6.45%, 6/15/2011	19,153	1,910,000	1,972,432
	PEPSI BOTTLING, 6.95%, 3/15/2014	22,669	2,240,000	2,439,147
	PERF 05-1 A2, 3.87%, 6/25/2009	2,647	264,539	264,979
	PERF 05-1 A3, 4.14%, 9/25/2010	27,719	2,770,000	2,775,568
	PERF 05-2 A1, 4.85%, 6/25/2009	766	76,526	76,841
	PERF 05-2 A2, 5.03%, 3/25/2012	3,453	345,000	346,997
	PHILLIP MORRIS, 6.875%, 3/17/2014	12,498	1,240,000	1,323,220
	PRAXAIR, 4.625%, 3/30/2015	21,244	2,100,000	2,138,453
	PROCTER & GAMBL, 4.6%, 1/15/2014	7,162	715,000	733,519
	RAYTHEON CO, 6.4%, 12/15/2018	6,517	650,000	703,953
	RIO TINTO, 7.125%, 7/15/2028	11,305	1,075,000	797,023
	ROHM & HAAS, 5.6%, 3/15/2013	7,526	740,000	726,716
	ROYAL BK CANADA, 4.125%, 1/26/2010	18,061	1,775,000	1,828,126
	RSBBC 07-A A1, 5.47%, 10/1/2012	24,513	2,418,506	2,470,879
	SBC COMM INC, 5.3%, 11/15/2010	11,577	1,150,000	1,176,743
	SO CAL ED, 5.75%, 3/15/2014	12,291	1,215,000	1,287,996
	SOUTHWEST ELEC, 5.875%, 3/1/2018	24,510	2,400,000	2,258,888
	SUNCOR ENERGY, 6.1%, 6/1/2018	21,074	2,095,000	1,815,995
	TARGET (100K), 5.375%, 5/1/2017	20,950	2,075,000	1,944,496
	TELECOM IT CAP, 4.95%, 9/30/2014	11,280	1,110,000	868,589
	TELEFONICA(75K), 5.984%, 6/20/2011	19,286	1,925,000	1,899,202
	TIAA (250K), 5.125%, 10/10/2012	19,222	1,900,000	1,893,827
	TIME WARNR CABL, 7.3%, 7/1/2038	16,750	1,675,000	1,740,107
	TIME WARNR CABL, 8.25%, 2/14/2014	11,308	1,120,000	1,156,094
	TRAVELERS CO, 5.75%, 12/15/2017	10,327	1,030,000	992,977
	UNION PACIFIC, 5.45%, 1/31/2013	14,739	1,440,000	1,431,302
	UNITED HEALTH, 5.125%, 11/15/2010	7,752	770,000	756,678
	UNITED PARCEL, 6.2%, 1/15/2038	14,043	1,370,000	1,605,008
	UNITED TECH, 5.375%, 12/15/2017	9,422	940,000	953,845
	UNITED TECH, 6.125%, 7/15/2038	12,423	1,200,000	1,348,010
	VA ELEC CO, 5.1%, 11/30/2012	9,593	955,000	930,783
	VA ELEC CO, 5.95%, 9/15/2017	11,194	1,100,000	1,111,747
	VALET 08-1 A3, 4.5%, 1/20/2011	6,610	660,000	626,271
	VERIZON COMM, 8.95%, 3/1/2039	5,864	580,000	752,974
	VERIZON WIRELES, 8.5%, 11/15/2018	7,662	760,000	911,869
	WACHOVIA BANK, 4.875%, 2/1/2015	16,656	1,630,000	1,550,998
	WACHOVIA CORP, 4.875%, 2/15/2014	3,060	300,000	281,127
	WACHOVIA, 5.5%, 5/1/2013	12,464	1,235,000	1,232,538
	WAL-MART STORES, 4.55%, 5/1/2013	2,871	285,000	297,230
	WAL-MART STORES, 5.25%, 9/1/2035	9,510	935,000	973,475
	WELLS FAR(250K), 6.45%, 2/1/2011	8,002	780,000	829,464

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EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 (CREDIT RATING AA/Aa2) AND UBS AG #3065 (CREDIT RATING AA+/Aa2)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	WELLS FARGO & C, 4.95%, 10/16/2013	14,448	1,430,000	1,437,897
	WELLS FARGO BNK, 4.75%, 2/9/2015	3,057	300,000	299,372
	WESTERN UNION, 5.93%, 10/1/2016	12,203	1,200,000	1,069,842
	CASH AND TEMPORARY INVESTMENTS		10,509,389	10,510,508
	NET FUTURES HELD		(688,439,981)	(688,439,981)
	UNSETTLED TRANSACTIONS		(46,146,642)	(46,146,898)
	TOTAL UNDERLYING ASSETS		811,881,705	818,645,797
	UBS AG #3065 - 50% OF MARKET VALUE			409,322,898
	UBS AG #3065 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE			390,586
	UBS AG#3065 - CONTRACT VALUE			409,713,484
	JP MORGAN CHASE BANK #433823 - 50% OF MARKET VALUE			409,322,898
	JP MORGAN CHASE BANK #433823 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE			726,773
	JP MORGAN CHASE BANK #433823 - CONTRACT VALUE			410,049,671

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PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA/Aa3)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	AMB Property LP, 5.45%, 12/1/2010	190,000	189,823	146,677
	AOL Time Warner Inc, 6.75%, 4/15/2011	325,000	323,267	322,142
	AT&T Wireless Svcs, 8.125%, 5/1/2012	250,000	258,125	268,709
	AT&T Broadband, 8.375%, 3/15/2013	330,000	323,601	349,382
	Abu Dhabi Natio 144A, 6.5%, 10/27/1936	425,000	432,726	296,847
	Ace Ina Holdings, 5.7%, 2/15/2017	145,000	144,997	132,440
	ACE Capital Trust II, 9.7%, 4/1/1930	225,000	310,655	185,456
	Altria Group Inc, 9.7%, 11/10/2018	315,000	314,783	345,243
	AMTT 2007-1A C 144A, 5.6151%, 4/15/1937	115,000	115,000	77,476
	AmerisourceBergen, 5.875%, 9/15/2015	370,000	363,889	340,586
	ArcelorMittal, 6.125%, 6/1/2018	350,000	348,499	234,536
	ASC 97-D5 A1D CMBS, 6.85%, 2/14/1943	263,890	273,992	263,031
	Associates Corp NA, 8.15%, 8/1/2009	550,000	572,682	569,993
	Avnet Inc, 6.625%, 9/15/2016	175,000	175,429	149,637
	BAT Intl Fin 144A, 9.5%, 11/15/2018	165,000	163,442	184,185
	BTM Curacao Hol 144A, 4.76%, 7/21/2015	320,000	320,000	315,737
	BAFC 06-D 3A1, 5.5832%, 5/20/1936	698,649	661,096	490,355
	BACM 2005-2 A4, 4.783%, 7/10/1943	480,000	461,588	435,156
	Bank of America Corp, 5.75%, 8/15/2016	550,000	547,646	523,332
	Bank of America Corp, 5.42%, 3/15/2017	700,000	668,502	642,910
	BSCMS 2005-PWR7 A3, 5.116%, 2/11/1941	730,000	696,159	590,368
	BSCMS 2005-T18 A4, 4.933%, 2/13/1942	430,000	414,597	371,155
	BSCMS 99-WF2 A2 CMBS, 7.08%, 7/15/1931	310,141	331,633	310,783
	BSCMS 01-TOP2 A2CMBS, 6.48%, 2/15/1935	600,000	610,688	588,984
	Bear Stearns Cos Inc, 5.35%, 2/1/2012	20,000	19,300	20,326
	Bear Stearns Cos Inc, 6.4%, 10/2/2017	150,000	149,562	158,983
	Bear Stearns Cos Inc, 6.95%, 8/10/2012	100,000	103,642	106,370
	BellSouth Corp, 4.75%, 11/15/2012	325,000	324,207	321,857
	WR Berkley Corp, 5.875%, 2/15/2013	175,000	173,373	166,597
	Brandywine Operating, 5.7%, 5/1/2017	240,000	239,601	143,870
	British Telecom Plc, 5.15%, 1/15/2013	400,000	399,160	374,492
	CIT Group, 5.6%, 4/27/2011	300,000	299,910	245,987
	COMM 2005-C6 A5A, 5.116%, 6/10/1944	800,000	779,938	658,571
	CVS Corporation 144A, 5.88%, 1/10/2028	423,236	423,236	312,781
	CWHL 04-29 1*A1*, 0.7413%, 2/25/1935	31,272	31,272	15,722
	CWHL 2005-7 *1A1*, 0.7413%, 3/25/1935	81,424	81,424	30,680
	COPAR 06-1 A4, 5.01%, 11/15/2011	1,000,000	995,560	984,517
	Capmark Financial Gr, 6.3%, 5/10/2017	70,000	69,887	20,225
	Capmark Financial Gr, 5.875%, 5/10/2012	195,000	194,916	65,973
	Cargill Inc 144A, 5.6%, 9/15/2012	365,000	364,887	351,180
	Centerpoint Energy, 6.5%, 5/1/2018	75,000	74,615	61,079
	Citigroup Cap XXI, 8.3%, 12/21/1977	250,000	249,398	184,326

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PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA/Aa3)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	Colonial Properties, 6.25%, 6/15/2014	235,000	243,274	157,169
	Commercial Cr P6-99, 8.7%, 6/15/2009	500,000	556,870	504,133
	AMBEV, 8.75%, 9/15/2013	330,000	374,788	355,002
	Continental Airlines, 5.983%, 4/19/2022	70,000	70,000	49,488
	Codelco Inc 144A, 6.375%, 11/30/2012	90,000	89,600	91,896
	Countrywide Finl Crp, 4.5%, 6/15/2010	60,000	58,465	59,220
	Cox Communctns Inc, 5.45%, 12/15/2014	375,000	367,673	331,272
	Cytec Industries Inc, 6%, 10/1/2015	375,000	374,071	320,359
	DUBAI PORTS WOR 144A, 6.85%, 7/2/1937	230,000	229,795	125,686
	Developers Divers, 3.875%, 1/30/2009	300,000	298,752	300,555
	Discover Financial S, 6.45%, 6/12/2017	80,000	79,837	55,528
	Dominion Res Inc, 6.4%, 6/15/2018	255,000	254,760	246,102
	Duke Energy Corp, 5.65%, 6/15/2013	400,000	399,212	384,121
	ERAC USA Fin 144A, 8%, 1/15/2011	325,000	349,781	310,088
	ERAC USA Financ 144A, 7%, 10/15/1937	100,000	99,134	51,591
	Energen Corp MTN, 7.625%, 12/15/2010	500,000	502,075	512,731
	Enel Fin Intl 144A, 6.8%, 9/15/1937	275,000	274,271	214,459
	Everest RE Hldg, 5.4%, 10/15/2014	250,000	250,055	190,350
	Everest RE Hldg, 6.6%, 5/1/1967	325,000	325,895	138,344
	Exelon Generation, 6.95%, 6/15/2011	340,000	340,328	329,120
	FHLMG #G10847 Cnv15, 5.5%, 11/1/2013	7,414	7,676	7,738
	FHLMG #E92026 Cnv15, 5.5%, 10/1/2017	302,708	313,397	315,314
	FHLMG #E99911 Cnv15, 5.5%, 10/1/2018	244,931	253,580	254,853
	FHLMG #A41215 Cnv30, 5%, 11/1/1935	793,728	762,289	814,626
	FHLMG #A41297 Cnv30, 5%, 12/1/1935	167,578	160,941	171,990
	FHLMG #A41833 Cnv30, 5%, 1/1/1936	486,580	467,307	499,391
	FHLMG #A47715 Cnv30, 5%, 11/1/1935	23,113	22,197	23,721
	FHLMG #A69756, 5%, 12/1/1937	1,859,437	1,783,316	1,907,891
	FHLMG #A70631, 5%, 12/1/1937	2,092,890	2,007,212	2,147,426
	FHLMG #A77292, 5%, 4/1/1938	7,331,726	7,240,079	7,522,952
	FHLMG #G01940 Cnv30, 5%, 10/1/1935	725,466	681,428	744,567
	FHLMG #G12164 Cnv15, 6.5%, 5/1/2017	10,932	11,105	11,457
	FHLMG #G12165 Cnv15, 6.5%, 1/1/2019	5,858	5,951	6,149
	FHLMG #G04214, 5.5%, 5/1/1938	2,976,087	2,996,547	3,067,432
	FHLMG #E01216 Cnv15, 5.5%, 10/1/2017	273,961	283,635	285,370
	FHLMG #E01648 Cnv15, 5.5%, 5/1/2019	23,827	24,669	24,770
	FHLMG #B11979 Cnv15, 5.5%, 1/1/2019	57,164	57,226	59,426
	FHLMG #B15149 Cnv15, 5.5%, 6/1/2019	110,949	114,867	115,340
	FHLMG #B15992 Cnv15, 5.5%, 8/1/2019	225,254	233,208	234,169
	FHLMG #B16466 Cnv15, 5.5%, 9/1/2019	331,965	332,328	345,103
	FNMA #0251196 Cnv15, 7%, 9/1/2012	8,537	8,556	8,901
	FNMA #0252441 Cnv20, 6%, 5/1/2019	50,162	46,808	52,333

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PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA/Aa3)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA #0256315 Cnv30, 5.5%, 7/1/1936	2,345,878	2,299,969	2,421,768
	FNMA #0382100 DUS, 7.17%, 12/1/2009	272,182	274,096	278,294
	FNMA #0420642 Cnv15, 7%, 10/1/2012	7,797	7,815	8,069
	Freddie Mac, 5%, 4/18/2017	1,100,000	1,108,135	1,261,926
	FNMA #0545892 DUS, 5.235%, 10/1/2012	618,597	674,440	640,664
	FNMA #0555435 DUS, 4.518%, 5/1/2013	813,339	805,682	823,469
	FNMA #0555648 DUS, 4.542%, 6/1/2013	912,624	949,378	924,775
	FHR 2627 BG, 3.25%, 6/15/2017	370,145	355,107	366,058
	FHR 2684 PH, 5%, 1/15/1933	460,000	451,627	472,124
	FHR 2736 PD, 5%, 3/15/1932	660,000	646,336	672,907
	FNMA #0693008 Cnv15, 5%, 5/1/2018	18,325	18,391	19,033
	FNMA #0725314 Cnv30, 5%, 4/1/1934	689,162	654,623	709,455
	FNMA #0726028 Cnv15, 5%, 8/1/2018	80,469	80,759	83,575
	FNMA #0727187 Cnv30, 5.5%, 8/1/1933	434,340	437,190	449,129
	FNMA #0733371 Cnv15, 5%, 8/1/2018	306,090	308,959	317,903
	FNMA #0733655 Cnv30, 5.5%, 9/1/1933	271,222	273,002	280,457
	FNMA #0734847 Cnv30, 5.5%, 8/1/1933	463,391	466,432	479,169
	FNMA #0735065 DUS, 4.498%, 8/1/2013	1,210,805	1,216,765	1,225,986
	FNMA #0738499 Cnv30, 5.5%, 9/1/1933	332,467	334,648	343,787
	FNMA #0738632 Cnv15, 5%, 11/1/2018	437,133	441,231	454,004
	FNMA #0743133 Cnv15, 5%, 10/1/2018	404,543	408,336	420,156
	FNMA #0743186 Cnv15, 5%, 10/1/2018	852,095	860,083	884,980
	FNMA #0743859 Cnv15, 5%, 11/1/2018	892,183	900,547	926,616
	FNMA #0743887 Cnv15, 5%, 11/1/2018	361,588	364,978	375,543
	FNMA #0745275 Cnv30, 5%, 2/1/1936	2,753,586	2,656,780	2,830,847
	FNMA #0747866 Cnv15, 5%, 11/1/2018	482,381	486,903	500,997
	FNMA #0757861 Cnv15, 5%, 10/1/2018	348,666	351,935	362,123
	FNMA #0778421 Cnv30, 5%, 8/1/1935	134,795	132,583	138,577
	FNMA #0820263 Cnv30, 5%, 7/1/1935	459,866	452,321	472,769
	FNMA #0825951 Cnv30, 5%, 7/1/1935	162,602	159,934	167,164
	FNMA #0826955 Cnv30, 5%, 6/1/1935	34,041	33,483	34,996
	FNMA #0828547 Cnv30, 5%, 8/1/1935	79,344	75,315	81,570
	FNMA #0828523 Cnv30, 5%, 7/1/1935	737,509	725,409	758,202
	FNMA #0828678 Cnv30, 5%, 7/1/1935	695,807	684,392	715,331
	FNMA #0828712 Cnv30, 5%, 7/1/1935	441,714	434,467	454,108
	FNMA #0830996 Cnv30, 5%, 8/1/1935	308,214	303,157	316,862
	FNMA #0832013 Cnv30, 5%, 9/1/1935	406,121	399,459	417,517
	FNMA #0832878 Cnv30, 5%, 9/1/1935	546,318	528,306	561,647
	FNMA #0838778 Cnv30, 5%, 10/1/1935	236,423	224,574	243,056
	FNMA #0840377 Cnv30, 5%, 11/1/1935	119,821	113,816	123,183
	FNMA #0843360 Cnv30, 5%, 11/1/1935	736,243	699,345	756,901
	FNMA #0844018 Cnv30, 5%, 11/1/1935	715,677	679,809	735,758

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EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA/Aa3)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA #0867065 Cnv30, 5%, 2/1/1936	319,737	303,501	328,709
	FNMA #0871045 CONV30, 6.5%, 1/1/1937	997,903	1,025,969	1,044,229
	FNMA #0882022 Cnv30, 5.5%, 5/1/1936	60,474	59,290	62,430
	FNMA #0888023 Cnv30, 5.5%, 6/1/1936	4,547,913	4,537,254	4,702,767
	FNMA #0888120 Cnv30, 5%, 10/1/1935	2,027,473	1,960,472	2,084,361
	FNMA #889072, 6.5%, 12/1/1937	1,556,997	1,600,787	1,629,270
	FNMA #0893289 Cnv30, 5.5%, 8/1/1936	795,103	780,319	820,825
	FNMA #0893363 Cnv30, 5%, 6/1/1936	68,393	64,965	70,291
	FNMA #0900979 Cnv30, 5.5%, 9/1/1936	156,033	153,132	161,081
	FNMA #918087, 6.5%, 5/1/1937	1,547,377	1,590,897	1,619,204
	FNMA #955713, 6%, 11/1/1937	5,528,602	5,587,775	5,734,566
	FNMA #961876, 5%, 3/1/1938	1,422,674	1,389,219	1,462,223
	FNMA #967987, 6.5%, 1/1/1938	342,487	352,119	358,392
	FNMA #967427, 6.5%, 11/1/1937	1,596,044	1,640,933	1,670,130
	GFCM 03-1 A5 144A, 5.7426%, 5/12/1935	140,000	140,699	113,726
	GNMA #0596613 SF30, 6%, 10/15/1932	2,274	2,345	2,375
	GNMA #0601319 SF30, 6%, 2/15/1933	22,355	23,368	23,290
	GNMA #0345910 SF30, 6%, 12/15/2023	42,520	44,314	44,658
	GNMA #0386205 SF15, 7.5%, 8/15/2009	109	112	112
	GNMA #0427239 SF30, 6%, 1/15/2028	1,122	1,169	1,176
	GNMA #0434429 SF15, 6.5%, 6/15/2014	32,512	31,793	34,452
	GNMA #0439441 SF15, 7.5%, 11/15/2011	3,068	3,156	3,235
	GNMA #0462428 SF15, 6.5%, 12/15/2012	5,112	4,992	5,416
	GNMA #0465541 SF30, 6%, 7/15/2028	12,302	12,822	12,894
	GNMA #0477585 SF15, 6.5%, 9/15/2013	3,088	3,007	3,271
	GNMA #0486703 SF30, 6%, 11/15/2028	7,568	7,887	7,932
	GNMA #0491289 SF30, 6%, 11/15/2028	44,829	46,860	46,986
	GNMA #0493395 SF15, 6.5%, 1/15/2014	27,104	26,359	28,721
	GNMA #0507745 SF15, 6.5%, 4/15/2014	7,975	7,819	8,451
	GNMA #0513006 SF15, 6.5%, 7/15/2014	12,609	12,315	13,361
	GNMA #0517858 SF15, 6.5%, 9/15/2014	29,758	28,987	31,534
	GNMA #0249532 SF30, 8.5%, 4/15/2018	17,572	18,412	18,912
	GSMS 2005-GG4 A4A, 4.751%, 7/10/1939	1,000,000	1,007,474	810,579
	GNMA #0781856 SF30, 6%, 8/15/1934	1,313,913	1,359,387	1,368,894
	GNMA #0782071 SF30, 7%, 5/15/1933	227,802	237,697	240,505
	General Electric Co, 5.25%, 12/6/2017	565,000	560,452	561,072
	General Mills Inc, 5.2%, 3/17/2015	130,000	129,706	129,017
	Goldman Sachs Gp Inc, 5.95%, 1/15/2027	350,000	309,442	279,665
	Goldman Sachs Gp Inc, 6.75%, 10/1/1937	305,000	265,206	247,996
	Goldman Sachs Gp Inc, 6.15%, 4/1/2018	70,000	69,930	67,518
	Goldman Sachs Gp Inc, 6.45%, 5/1/1936	335,000	334,015	260,739
	Goldman Sachs Gp Inc, 5.45%, 11/1/2012	170,000	169,774	162,244

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA/Aa3)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	GNR 2006-38 *XS*, 6.21%, 9/16/1935	168,118	13,383	16,759
	GRANM 07-1 *1C1*, 0.8075%, 12/20/1954	165,000	165,000	8,303
	GCCFC 2003-C2 A4, 4.915%, 1/5/1936	1,000,000	1,049,885	877,996
	HSBC Holdings PLC, 6.8%, 6/1/1938	275,000	274,403	291,541
	HSBC Bank USA Inc, 7%, 1/15/1939	250,000	246,993	286,970
	Health Care Pptys, 6.45%, 6/25/2012	155,000	155,471	101,297
	Health Care Pptys, 6%, 3/1/2015	95,000	94,471	55,876
	Health Care Pptys, 5.65%, 12/15/2013	125,000	124,710	64,296
	HAT 05-1 A4, 4.35%, 6/18/2012	579,146	567,903	555,026
	IMM 2005-1 *1A1*, 0.7313%, 4/25/1935	135,566	135,566	52,503
	Inco Ltd, 7.2%, 9/15/1932	300,000	298,656	249,144
	Intl Lease Fin MTN, 5.3%, 5/1/2012	180,000	179,779	131,190
	International Paper, 7.4%, 6/15/2014	255,000	254,500	201,207
	Israel Electric 144A, 7.25%, 1/15/2019	325,000	334,133	316,056
	JP Morgan Chase & Co, 6.125%, 6/27/2017	550,000	550,000	545,873
	JPMorgan Chase & Co, 5.375%, 10/1/2012	300,000	299,739	308,199
	JP Morgan Chase & Co, 4.75%, 5/1/2013	50,000	49,842	49,984
	JPMCC 2004-CBX A6, 4.899%, 1/12/1937	300,000	301,488	243,802
	JPMCC 2005-CB11 A4, 5.335%, 8/12/1937	1,250,000	1,226,514	1,028,357
	Kimco Realty, 5.584%, 11/23/2015	175,000	175,079	114,889
	Kinder Morgan Ptnrs, 5%, 12/15/2013	300,000	298,089	260,959
	LBUBS 2006-C7 A3, 5.347%, 11/15/1938	1,250,000	1,208,350	977,351
	Lazard LLC, 6.85%, 6/15/2017	450,000	450,106	262,722
	LBUBS 01-C7 A5 CMBS, 6.133%, 12/15/1930	600,000	604,125	577,660
	LBUBS 02-C1 A4 CMBS, 6.462%, 3/15/1931	875,000	879,326	849,511
	Liberty Mut Ins 144A, 5.75%, 3/15/2014	205,000	203,485	172,128
	Liberty Mut Ins 144A, 7.697%, 10/15/1997	110,000	114,826	76,450
	Liberty Property-LP, 6.625%, 10/1/2017	110,000	109,324	80,247
	Merrill Lynch & Co, 6.4%, 8/28/2017	100,000	101,749	103,164
	Merrill Lynch & Co, 5.45%, 2/5/2013	150,000	149,805	148,704
	Merrill Lynch & Co, 6.875%, 4/25/2018	230,000	229,802	242,075
	MLCC 2004-G *A1*, 0.7513%, 1/25/1930	48,138	48,138	35,229
	MLCC 05-A *A1*, 0.7013%, 3/25/1930	113,175	113,175	81,413
	Merrill Lynch & Co, 7.75%, 5/14/1938	175,000	174,960	188,744
	MLMBS 2007-2 1A1, 5.8%, 8/25/1936	652,782	645,719	436,380
	MetLife SPS 144A, 7.7%, 11/1/2015	500,000	512,095	499,023
	Miller Brewing 144A, 5.5%, 8/15/2013	340,000	338,258	318,507
	Mizuho Fncl Grp 144A, 5.79%, 4/15/2014	200,000	199,904	179,660
	Morgan Stanley Group, 6.625%, 4/1/2018	225,000	225,000	201,117
	Morgan Stanley, 5.55%, 4/27/2017	100,000	99,697	83,987
	Morgan Stanley Dean, 6.6%, 4/1/2012	600,000	646,896	579,900
	Morgan Stanley, 6.25%, 8/28/2017	55,000	54,919	49,024

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA/Aa3)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	MSC 2005-IQ10 A4A, 5.23%, 9/15/1942	700,000	687,914	580,922
	MSC 99-LIFE A2 CMBS, 7.11%, 4/15/1933	424,062	420,140	424,975
	MSDWC 00-LIF2 A2CMBS, 7.2%, 10/15/1933	461,669	495,174	462,135
	MSDWC 01-TOP3 A4CMBS, 6.39%, 7/15/1933	37,978	38,161	37,077
	MSDWC 01-TOP5 A4 CMB, 6.39%, 10/15/1935	600,000	613,828	582,309
	MSDWC 03-TOP9 A2, 4.74%, 11/13/1936	1,000,000	1,044,883	908,910
	MSM 2007-12 3A22, 6%, 8/25/1937	1,059,643	1,036,565	547,889
	MSM 2007-13 6A1, 6%, 10/25/1937	1,099,037	1,071,991	584,622
	MHL 2005-1 *1A1*, 0.7913%, 2/25/1935	114,695	114,803	53,713
	Motiva Ltd 144A, 5.2%, 9/15/2012	275,000	274,137	295,968
	NGPL PipeCo LLC 144A, 6.514%, 12/15/2012	400,000	400,000	365,624
	Navigators Group Inc, 7%, 5/1/2016	74,000	73,769	50,350
	News America Hldgs, 9.25%, 2/1/2013	375,000	418,561	411,295
	NASC 98-D6 A1C CMBS, 6.69%, 3/15/1930	600,000	615,609	590,542
	PNC Funding Corp, 5.125%, 12/14/2010	250,000	249,903	252,196
	Pactiv Corporation, 5.875%, 7/15/2012	45,000	44,897	41,956
	PepsiCo Inc, 7.9%, 11/1/2018	160,000	159,613	198,722
	Philip Morris Intern, 5.65%, 5/16/2018	550,000	548,548	545,969
	Prem Asset Tst 144A, 4.125%, 3/12/2009	300,000	299,799	40,122
	Prudential Financial, 5.15%, 1/15/2013	210,000	209,801	184,105
	Quest Diagnostics, 5.45%, 11/1/2015	160,000	159,488	148,143
	Quest Diagnostics, 6.95%, 7/1/1937	165,000	163,170	171,009
	Realty Income Corp, 6.75%, 8/15/2019	300,000	299,481	231,437
	Royal Bank Scotland, 6.4%, 4/1/2009	550,000	549,637	551,278
	SBC Communications, 5.625%, 6/15/2016	55,000	54,590	55,383
	SBC Communications, 5.1%, 9/15/2014	380,000	379,586	378,307
	Santiago Air MB 144A, 6.95%, 7/1/2012	237,606	237,623	266,814
	San Bernard CA Tx MB, 6.94%, 8/1/2009	550,000	533,770	574,957
	SEMT 04-10 *A2*, 0.8275%, 11/20/1934	87,798	87,798	47,400
	SEMT 04-11 *A1*, 0.8075%, 12/20/1934	53,414	53,414	36,092
	SEMT 04-12 *A1*, 0.7775%, 1/20/1935	63,727	63,727	33,529
	SEMT 2005-1 *A1*, 0.7375%, 2/20/1935	127,443	127,443	72,649
	Simon Property Group, 5.3%, 5/30/2013	400,000	398,532	299,513
	Snap-On Inc, 6.25%, 8/15/2011	275,000	273,430	300,551
	Southwest Air 07-1 A, 6.15%, 2/1/2024	203,016	203,016	163,315
	Sun Can Fin 144A, 7.25%, 12/15/2015	600,000	598,374	637,627
	Telecom Italia SpA, 6.2%, 7/18/2011	430,000	446,138	390,471
	Telecom Italia Cap, 6.999%, 6/4/2018	65,000	65,000	53,641
	Temple-Inland Inc, 6.875%, 1/15/2018	325,000	327,101	225,839
	Pactiv Corporation, 7.95%, 12/15/2025	275,000	308,382	236,566
	Time Warner Cable In, 5.85%, 5/1/2017	540,000	538,753	493,809
	Time Warner Cable, 8.25%, 2/14/2014	140,000	139,789	143,055

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A (CREDIT RATING AA/Aa3)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	Tyco Intl Group SA, 6.75%, 2/15/2011	275,000	294,280	272,490
	USAOT 06-1 A4, 5.04%, 12/15/2011	250,000	248,809	244,398
	Union Electric Co, 6.4%, 6/15/2017	345,000	344,696	312,499
	US Treasury Bond, 6%, 2/15/2026	250,000	285,215	354,381
	US Treasury Bond, 6.375%, 8/15/2027	775,000	935,838	1,152,022
	US Treasury Bond, 5.5%, 8/15/2028	1,352,000	1,754,677	1,853,328
	US Treasury Bond, 6.125%, 8/15/2029	2,500,000	3,037,976	3,726,488
	US Treas Note/Bond, 4%, 8/15/2018	785,000	802,998	918,488
	US Treas Note/Bond, 3.125%, 8/31/2013	750,000	790,681	816,066
	UnitedHealth Group, 6%, 2/15/2018	400,000	399,636	376,063
	Unitrin Inc, 4.875%, 11/1/2010	210,000	209,433	187,869
	Unitrin Inc, 6%, 5/15/2017	95,000	94,380	68,721
	Verizon Communctns, 6.4%, 2/15/1938	195,000	193,149	207,989
	Verizon Communctns, 6.9%, 4/15/1938	150,000	148,086	167,651
	Verizon Commun Inc, 8.95%, 3/1/1939	275,000	268,078	357,014
	Verizon Global, 7.75%, 12/1/1930	260,000	309,518	294,850
	Verizon Wireles 144A, 8.5%, 11/15/2018	325,000	321,539	379,996
	CBS Corp, 6.625%, 5/15/2011	365,000	373,973	318,994
	Viacom Inc, 6.25%, 4/30/2016	257,000	255,872	218,073
	Viacom Inc, 6.125%, 10/5/2017	250,000	248,215	206,100
	WES Finance LLC 144A, 5.4%, 10/1/2012	250,000	249,530	202,185
	WESTO 05-2 A4, 4.39%, 11/19/2012	167,889	168,348	167,712
	WEA Finance LLC 144A, 7.125%, 4/15/2018	75,000	74,415	54,332
	WBCMT 2005-C20 A7, 5.118%, 7/15/1942	1,250,000	1,211,195	1,028,681
	Wachovia Corp, 5.5%, 5/1/2013	320,000	319,277	322,152
	Wachovia Corp, 5.75%, 6/15/2017	95,000	94,598	95,236
	Whitman Corp, 6.375%, 5/1/2009	400,000	398,800	404,629
	Willis N.America Inc, 6.2%, 3/28/2017	160,000	159,682	110,314
	Xerox Corporation, 5.5%, 5/15/2012	80,000	79,690	63,762
	TBC Pool Employ Fd A, 0.5197%	400,625	400,625	401,452
	CASH AND TEMPORARY INVESTMENTS		67,893	67,893
	TOTAL UNDERLYING ASSETS		130,009,012	126,421,288
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE			4,027,569
	CONTRACT VALUE			130,448,856

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR ING LIFE #60090 (CREDIT RATING AA/Aa3)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	AMERIQUEST MTG SECS 03 AR2	VAR RT 05/25/2033 DD 05/14/03	15,730	15,730	11,564
	AMERIQUEST MTG SECS 03-6 M1	VAR RT 08/25/2033 DD 05/09/03	10,049	10,049	9,727
	ASSET BACKED SECS 03-HE4 M2	VAR RT 05/15/2011 DD 08/06/03	19,704	19,704	13,051
	ASSET BKD SECS CORP 03-HE3 M1	VAR RT 06/15/2033 DD 06/03/03	27,372	27,344	16,200
	BANK AMER COML MTG 2000-2 A2	7.197% 09/15/2032 DD 10/01/00	44,304	51,526	44,125
	CDC MTG CAP TR 02-HE M1	VAR RT 03/25/2033 DD 11/27/02	15,158	15,182	9,055
	CDC MTG CAP TR 03-HE1 M1	VAR RT 08/25/2033 DD 03/28/03	18,336	18,222	10,604
	CDC MTG CAP TR 03-HE2 M-1	VAR RT 06/25/2033 DD 05/29/03	25,032	25,045	17,228
	COMMERCIAL MTG 99-C1 CL A-3	6.640% 01/17/2032 DD 03/11/99	112,947	123,583	112,536
	COMMERCIAL MTG ASSET 99-C2 A-2	VAR RT 11/17/2032 DD 10/11/99	54,090	58,103	54,087
	CREDIT SUISSE FB 02-CKP1 CL A2	6.221% 12/15/2035 DD 03/01/02	27,151	27,287	26,844
	CREDIT SUISSE FB 03-4 CTF M-1	VAR RT 10/25/2033 DD 06/27/03	28,412	28,412	13,403
	CREDIT SUISSE FB 03-5 CL M-1	VAR RT 12/25/2033 DD 08/28/03	34,283	34,283	20,829
	CREDIT SUISSE FB 03-5 CL M-2	VAR RT 12/25/2033 DD 08/28/03	3,344	3,344	1,640
	CREDIT SUISSE FIRST 99-C1 A2	7.290% 09/15/2041 DD 10/11/99	27,205	29,358	27,183
	CWABS INC 02-5 CL MV-1	VAR RT 03/25/2033 DD 12/30/02	6,371	6,452	4,148
	CWMBS INC 2002-25 CHL MTG 2A1	5.500% 11/27/2017 DD 10/01/02	21,524	21,911	21,087
	DLJ COML MTG 99-CG1 CL A-1B	6.460% 03/10/2032 DD 03/01/99	687	783	686
	DLJ COML MTG 99-CG2 CL A-1B	7.300% 06/10/2032 DD 06/01/99	22,500	26,013	22,448
	FHLMC POOL #E7-6434	5.000% 05/01/2014 DD 04/01/99	4,205	4,249	4,336
	FHLMC POOL #E7-7225	5.000% 05/01/2014 DD 06/01/99	3,001	3,032	3,094
	FHLMC MULTICL CTFS 1758 CL G	5.500% 10/15/2009 DD 10/01/94	5,880	5,665	5,874
	FHLMC MULTICLASS MTG 2347 PV	6.500% 05/15/2012 DD 08/01/01	32,165	33,758	33,273
	FNMA POOL #0025394	6.000% 09/01/2016 DD 08/01/01	42,303	43,916	44,100
	FNMA POOL #0260684	6.000% 01/01/2009 DD 01/01/94	36	37	36
	FNMA POOL #0323743	5.000% 04/01/2014 DD 04/01/99	2,956	2,986	3,055
	FNMA POOL #0535168	5.500% 12/01/2014 DD 01/01/00	12,378	12,540	12,776
	FNMA POOL #0535241	5.000% 03/01/2014 DD 03/01/00	3,557	3,593	3,677
	FNMA POOL #0535978	5.500% 12/01/2014 DD 05/01/01	3,685	3,731	3,844
	FNMA POOL #0545616	6.500% 04/01/2017 DD 04/01/02	21,120	22,192	22,042
	FNMA POOL #0545728	5.500% 09/01/2014 DD 05/01/02	8,426	8,538	8,781
	FNMA POOL #0555419	6.500% 11/01/2017 DD 04/01/03	124,316	131,231	129,551
	FNMA POOL #0563311	5.500% 08/01/2014 DD 11/01/00	2,127	2,155	2,219
	FNMA POOL #0604967	6.000% 12/01/2016 DD 11/01/01	54,884	57,225	57,215
	FNMA POOL #0609540	6.000% 10/01/2016 DD 10/01/01	1,130	1,178	1,174
	FNMA POOL #0621074	6.000% 01/01/2017 DD 12/01/01	36,782	38,184	38,225
	FNMA POOL #0630950	6.500% 02/01/2017 DD 02/01/02	8,216	8,660	8,576
	FNMA POOL #0631043	6.500% 02/01/2017 DD 02/01/02	19,539	20,626	20,395
	FNMA POOL #0644768	6.500% 05/01/2017 DD 05/01/02	8,810	9,278	9,196
	FNMA POOL #0663198	5.500% 10/01/2017 DD 09/01/02	56,005	57,948	58,003
	FNMA POOL #0671380	6.000% 11/01/2017 DD 10/01/02	42,629	44,254	44,418
	FNMA GTD REMIC P/T 02-18 PE	5.500% 06/25/2016 DD 03/01/02	19,928	19,551	19,921
	GNMA GTD REMIC P/T 02-37 C	5.878% 06/16/2024 DD 05/01/02	54,357	54,357	56,018
	GREENWICH CAP COML FDG 03-C1	3.285% 05/15/2013 DD 06/01/03	62,853	63,165	59,835
	GS MTG SECS 02-HE CL M1	VAR RT 11/20/2032 DD 11/27/02	26,345	26,792	13,779
	LB COML CONDUIT 99-C1 CL A-2	6.780% 06/15/2031 DD 06/01/99	143,390	154,167	142,854
	LB UBS COML MTG TR 00-C3 A2	7.950% 05/15/2025 DD 05/11/00	81,379	90,407	81,731
	LB UBS COML MTG TR 01-C3 A1	6.058% 06/15/2020 DD 07/11/01	12,821	13,103	12,646
	LB UBS COML MTG TR 03-C3 A-2	3.086% 05/15/2027 DD 05/11/03	2,264	2,275	2,259

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR ING LIFE #60090 (CREDIT RATING AA/Aa3)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	LONG BEACH MTG LN 03-3	VAR RT 07/25/2033 DD 06/05/03	124,053	124,053	69,498
	MORGAN JP COML 99-C8 CL A-2	7.400% 07/15/2031 DD 08/01/99	30,942	37,409	30,906
	MORGAN JP COML MTG FIN 00C9 A2	7.770% 10/15/2032 DD 01/01/00	95,304	105,587	95,313
	MORGAN STANLEY ABS 03-NC7 M-2	VAR RT 06/25/2033 DD 07/30/03	2,273	2,273	1,073
	MORGAN STANLEY ABS CAP 03-HE1	VAR RT 06/27/2033 DD 06/27/03	50,854	50,854	29,054
	MORGAN STANLEY ABS CAP 03-NC6	VAR RT 06/27/2033 DD 06/26/03	34,347	34,347	21,681
	MORGAN STANLEY ABS CAP 03-NC7	VAR RT 06/25/2033 DD 07/30/03	20,985	20,985	11,932
	MORGAN STANLEY CAP 99-CAM1 A-4	7.020% 03/15/2032 DD 07/01/99	1,609	1,689	1,604
	MORGAN STANLEY DW 02-NC5 M3	VAR RT 10/25/2032 DD 10/29/02	2,402	2,405	289
	RESIDENTIAL ASSET 03 RZ2 A1	VAR RT 04/25/2033 DD 03/01/03	12,886	12,868	10,958
	SALOMON BROS 00-C3 CL A-2	6.592% 12/18/2033 DD 12/01/00	112,079	126,605	110,023
	SALOMON BROS MTG 03-HE1 CL A	VAR RT 04/25/2033 DD 04/25/03	587	587	433
	SALOMON BROS MTG VII 00-C1 A2	7.520% 12/18/2009 DD 06/01/00	110,835	130,603	110,604
	CASH AND TEMPORARY INVESTMENTS			328,039	337,435
	TOTAL UNDERLYING ASSETS			2,459,431	2,170,150
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				46,277
	CONTRACT VALUE				2,216,427

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY (CREDIT RATING AA/Aa3)
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	AIFUL CORPORATION NOTES, 5%, 8/10/2010	400,000	394,926	227,753
	ALTRIA GROUP INC, 9.7%, 11/10/2018	470,000	469,676	514,449
	AMERADA HESS CORP BOND, 7.875%, 10/1/2029	100,000	115,582	97,967
	AMERADA HESS CORP NOTE, 7.3%, 8/15/2031	415,000	475,801	389,035
	AMERICA MOVIL SAB DE CV, 5.625%, 11/15/2017	130,000	129,478	116,471
	AMERICAN EXPRESS NOTES, 6.8%, 9/1/2066	315,000	322,865	172,515
	AMERICAN INTERNATIONAL GROUP, INC, 6.25%, 3/15/2087	70,000	65,598	27,452
	AMERICAN INTL GROUP, 5.85%, 1/16/2018	580,000	577,536	404,317
	ANADARKO FINANCE CO, 7.5%, 5/1/2031	50,000	55,539	44,839
	ANADARKO PETROLEUM CORP SENIOR NOTES, 5.95%, 9/15/2016	110,000	113,007	99,091
	ANADARKO PETROLEUM CORP SENIOR NOTES, 6.45%, 9/15/2036	580,000	577,262	468,539
	APACHE CORP, 6%, 9/15/2013	10,000	9,948	10,521
	APACHE CORPORATION, 6%, 1/15/2037	250,000	244,613	249,335
	AT&T INC, 5.1%, 9/15/2014	150,000	145,065	149,701
	AT&T Inc, 6.3%, 1/15/2038	140,000	133,889	152,062
	AT&T WIRELESS SVCS INC NOTE, 8.125%, 5/1/2012	60,000	69,671	65,155
	BAC CAPITAL TRUST XIV, 5.63%, 12/31/2049	10,000	9,107	4,172
	BACM 20053 A4, 4.668%, 7/10/2043	1,200,000	1,206,058	970,142
	BACM 20055 A4, 5.115%, 10/10/2045	420,000	422,124	344,094
	BACM 20061 A4, 5.372%, 9/10/2045	180,000	179,409	144,854
	BACM 20073 A3, 5.6583%, 6/10/2049	200,000	149,664	131,681
	BAFC 2007C 5A1, 5.3669%, 5/20/2036	253,252	253,201	185,486
	BAKER HUGHES INC, 7.5%, 11/15/2018	310,000	308,203	347,753
	BALTA 200411 2A2, 5.3836%, 11/25/2034	315,944	314,957	174,761
	BANC OF AMERICA FUNDING CORPORATION BAFC 20068T2 A2, 5.7908%, 10/25/2036	402,343	402,846	338,423
	BANC OF AMERICA FUNDING CORPORATION BAFC 2006G 2A2, 0.43938%, 7/20/2036	322,452	321,293	280,050
	BANC OF AMERICA MORTGAGE SECUR BOAMS 2004A 1A1, 6.10316%, 2/25/2034	39,687	39,421	34,238
	BANC OF AMERICA MORTGAGE SECUR BOAMS 2005A 2A1, 4.44255%, 2/25/2035	289,911	283,502	193,476
	BANK OF AMERICA CORP, 5.42%, 3/15/2017	400,000	400,000	361,933
	BANK OF AMERICA CORP, 5.75%, 12/1/2017	330,000	339,580	331,067
	BANQUE PARIBAS SUB NOTES, 6.875%, 3/1/2009	100,000	110,099	101,449
	BEAR STEARNS CO INC, 6.4%, 10/2/2017	320,000	319,066	337,600
	BEAR STEARNS CO INC, 7.25%, 2/1/2018	250,000	247,531	281,516
	BELLSOUTH CORP NOTES, 4.75%, 11/15/2012	20,000	19,330	19,743
	BP CAPITAL MARKETS PLC, 5.25%, 11/7/2013	450,000	449,708	473,315
	BRITISH COLUMBIA PROV OF NOTE, 4.3%, 5/30/2013	560,000	557,077	597,873
	BRITISH TELECOM PLC NOTE, 8.625%, 12/15/2010	180,000	179,707	185,856
	BSCMS 2005PW10 A4, 5.405%, 12/11/2040	600,000	615,727	512,949
	BSSP 2007R11 A1, 1.07125%, 9/27/2037	376,176	374,354	365,858
	CARDINAL HEALTH, INC., 5.85%, 12/15/2017	280,000	279,466	253,198
	CATERPILLAR FIN SERV CRP, 6.2%, 9/30/2013	320,000	319,658	335,129
	CCMFC 20054A A1, 0.58938%, 10/25/2036	330,220	123,832	146,306
	CHICAGO ILL, 5.25%, 1/1/2033	1,010,000	963,631	1,016,998
	CITIGROUP INC SUB NOTES, 5%, 9/15/2014	590,000	570,028	527,639
	CITIGROUP INC, 6.125%, 11/21/2017	380,000	398,692	386,591
	CITIGROUP INC, 6.5%, 8/19/2013	210,000	209,876	216,913
	CMLTI 2007SHL1 A1, 0.78938%, 11/25/2046	953,970	953,970	357,019
	COMCAST CORP NOTE, 6.5%, 1/15/2017	20,000	20,469	20,354
	COMMERCIAL CAP ACCESS ONE 2 I, 1200%, 11/15/2027	998	48,645	30,918
	COMMONWEALTH EDISON 1ST MTG, 6.15%, 3/15/2012	360,000	367,700	357,386
	CONOCO INC SR NOTE, 6.95%, 4/15/2029	195,000	211,751	212,701
	COUNTRYWIDE ALTERNATIVE LOAN TRUST 200544 1A1, 0.71938%, 10/25/2035	450,042	450,956	207,908
	COUNTRYWIDE ALTERNATIVE LOAN TRUST 2006OA6 1A1A, 0.59938%, 7/25/2046	360,085	360,254	126,713
	COUNTRYWIDE ALTERNATIVE LOAN TRUST 2006OA7 3A1, 0.59938%, 6/25/2046	462,763	463,016	189,243
	COUNTRYWIDE ASSETBACKED CERTIFICATES CWHL 20053 1A2, 0.67938%, 4/25/2035	107,796	107,813	52,823
	COUNTRYWIDE HOME LOANS CWALT 2006OA1 2A1, 0.56938%, 3/20/2046	85,459	85,505	35,184
	COX COMMUNICATIONS INC NOTE, 7.875%, 8/15/2009	80,000	79,906	81,019
	CSFB 2005C2 A4, 4.832%, 4/15/2037	180,000	180,923	147,455
	CSMC 2006C4 A3, 5.467%, 9/15/2039	600,000	603,000	444,192
	CSMC 2006CF2 A1, 0.64938%, 5/25/2036	419,353	419,353	230,695
	CSMC 2007C4 A3, 5.81041%, 9/15/2039	400,000	273,402	240,739
	CSMC 2007C4 A4, 5.81041%, 9/15/2039	540,000	551,728	336,509
	CSMC 2007C5 A3, 5.694%, 9/15/2040	200,000	117,438	119,761

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY (CREDIT RATING AA/Aa3)
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	CVS CORP 01/10/2026, 5.789%, 1/10/2026	121,569	118,995	92,947
	CVS CORP PASS THRU CERTS, 5.88%, 1/10/2028	9,302	9,283	6,877
	CVS CORP PASS THRU CERTS, 6.036%, 12/10/2028	559,820	555,034	342,471
	DAIMLERCHRYSLER NA HLDG NOTE, 5.875%, 3/15/2011	100,000	99,850	88,930
	DELTA AIR LINES, 6.821%, 8/10/2022	93,494	93,494	60,698
	DEUTSCHE TELEKOM INT FIN SR NOTES, 5.75%, 3/23/2016	140,000	139,097	136,205
	DEVON ENERGY CORPORATION DEB, 7.95%, 4/15/2032	70,000	84,165	78,489
	DIAGEO PLC, 7.375%, 1/15/2014	480,000	478,166	518,204
	DMSI 2005WF1 1A3, 5.09977%, 6/26/2035	410,000	340,300	298,075
	DOMINION RESOURCES INC SR NOTE, 5.125%, 12/15/2009	100,000	99,553	100,008
	DOMINION RESOURCES INC, 8.875%, 1/15/2019	390,000	389,891	423,456
	EKSPORTFINANS A/S NOTE, 5.5%, 5/25/2016	280,000	278,958	306,662
	EMC MORTGAGE LOAN TRUST 2003B A1, 0.93938%, 11/25/2041	78,843	79,224	71,213
	ENTERPRISE PRODUCTS OPER, 9.75%, 1/31/2014	450,000	450,000	461,033
	EUROPEAN INVESTMENT BANK SENIOR NOTES, 4%, 3/3/2010	590,000	589,339	614,161
	FHLB AGY BOND, 4.875%, 11/18/2011	1,070,000	1,065,955	1,174,673
	FHLMC 15YR JAN FWD, 5%, 1/1/2024	700,000	705,961	718,375
	FHLMC 1G2003 5/1 HYBRID L+178 NONAM, 5.386%, 6/1/2037	1,127,402	1,129,516	1,150,293
	FHLMC 1G2249 7/1 Hybrid 1yrLIB+178 IO, 6.062%, 10/1/2037	91,293	91,188	93,701
	FHLMC 1J0726 5/1 HYBRID L+175 10 YR NONAM, 5.813%, 11/1/2037	1,090,016	1,105,514	1,123,451
	FHLMC 1N1458 5/1 HYBRID L+159 ALTA HI CLTV 10 YR NONAM, 6.063%, 3/1/2037	1,009,531	1,020,849	1,041,599
	FHLMC 1N1588 5/1 HYBRID 6ML+141 ALTA 10 YR NONAM, 5.825%, 4/1/2037	457,094	457,861	469,258
	FHLMC 30YR JAN FWD, 5%, 1/1/2039	1,000,000	1,008,789	1,021,875
	FHLMC 30YR JAN FWD, 5.5%, 1/1/2039	100,000	101,125	102,344
	FHLMC 30YR POOL# A39644, 5.5%, 11/1/2035	481,747	474,973	495,944
	FHLMC 30YR POOL# G03695, 5.5%, 11/1/2037	1,514,148	1,509,416	1,558,533
	FHLMC 30YR POOL# G03696, 5.5%, 1/1/2038	2,829,437	2,820,595	2,912,218
	FHLMC 30YR POOL# G04222, 5.5%, 4/1/2038	786,045	781,716	809,043
	FHLMC AGY BOND, 6.75%, 9/15/2029	150,000	189,896	218,816
	FHLMC AGY NOTE, 4.75%, 1/19/2016	1,720,000	1,768,848	1,965,226
	FHLMC AGY NOTE, 5.25%, 2/24/2011	140,000	137,995	143,466
	FHLMC AGY NOTE, 5.3%, 5/12/2020	1,240,000	1,235,933	1,224,666
	FHLMC AGY NOTE, 5.5%, 9/15/2011	640,000	694,012	719,825
	FHLMC AGY NOTE, 5.625%, 11/23/2035	260,000	259,818	272,154
	FICO STRIP AGY DEB, 0%, 4/5/2019	150,000	41,838	105,291
	FIRST BOSTON MORTGAGE SECURITI 1987 A IO, 9.488%, 5/15/2018	1,776	2,598	428
	FIRST BOSTON MORTGAGE SECURITI 1987 A PO, 0%, 5/15/2018	1,770	-	1,341
	FIRSTENERGY CORP NOTE, 6.45%, 11/15/2011	95,000	89,682	90,582
	FIRSTENERGY CORP NOTE, 7.375%, 11/15/2031	260,000	273,585	248,414
	FNMA 15YR JAN FWD, 5.5%, 1/1/2024	5,100,000	5,199,609	5,251,409
	FNMA 15YR POOL #553150, 8%, 9/1/2015	8,331	8,590	8,855
	FNMA 199130 M, 1009%, 4/25/2021	44	2,298	918
	FNMA 30YR JAN FWD, 5%, 1/1/2039	25,320,000	25,377,150	25,850,150
	FNMA 30YR JAN FWD, 5%, 1/1/2039	(1,820,000)	(1,852,988)	(1,858,107)
	FNMA 30YR POOL #914719, 6%, 4/1/2037	927,322	935,146	960,345
	FNMA 30YR POOL #918096, 5%, 5/1/2037	990,796	922,679	1,016,894
	FNMA 30YR POOL #934304, 5%, 6/1/2038	1,985,812	1,883,420	2,037,921
	FNMA 30YR POOL #936509, 6.5%, 6/1/2037	38,661	39,416	40,409
	FNMA 30YR POOL #949507, 6.5%, 9/1/2037	589,108	600,614	615,738
	FNMA 30YR POOL #961767, 5%, 3/1/2038	2,967,657	2,796,091	3,045,530
	FNMA 30YR POOL #975639, 5%, 7/1/2038	328,439	305,859	337,057
	FNMA 30YR POOL #981709, 5%, 6/1/2038	974,779	907,763	1,000,358
	FNMA 30YR POOL# 745000, 6%, 10/1/2035	66,419	67,011	68,799
	FNMA 30YR POOL# 745755, 5%, 12/1/2035	3,339,846	3,255,306	3,430,616
	FNMA 30YR POOL# 745959, 5.5%, 11/1/2036	1,151,439	1,134,887	1,186,991
	FNMA 30YR POOL# 888893, 5.5%, 8/1/2037	889,900	879,645	917,376
	FNMA 30YR POOL# 984047, 5.5%, 6/1/2038	295,879	297,613	304,969
	FNMA 843997 5/1 Hybrid 12MTA+198, 4.253%, 11/1/2035	175,808	180,713	178,006
	FNMA 844052 5/1 Hybrid 12MTA+197, 4.251%, 11/1/2035	171,609	176,398	173,750
	FNMA 844148 5/1 Hybrid 12MTA+199, 4.264%, 11/1/2035	171,423	176,225	173,576
	FNMA 844237 5/1 Hybrid 12MTA+198, 4.256%, 11/1/2035	174,037	178,894	176,213
	FNMA 844789 5/1 Hybrid 12MTA+199, 4.273%, 11/1/2035	175,664	180,573	177,863
	FNMA 872502 7/1 Hybrid 1yrLIB+176 IO, 5.912%, 6/1/2036	1,169,523	1,198,761	1,197,020

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY (CREDIT RATING AA/Aa3)
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA 881858 5/1 HYBRID L+182, 5.496%, 4/1/2036	914,186	933,755	936,743
	FNMA 941099 7/1 Hybrid 1yrLIB+167 IO, 5.74%, 9/1/2037	423,988	422,497	436,030
	FNMA 959443 5/1 Hybrid 1yrLIB+171 IO, 5.539%, 11/1/2037	490,503	491,960	503,218
	FNMA AGY NOTE, 4.75%, 11/19/2012	1,180,000	1,214,409	1,305,041
	FNMA AGY SUB NOTE, 5.25%, 8/1/2012	470,000	453,362	505,671
	FNMA FN 745619 7/1 Hybrid 1yrLIB+176, 5.56%, 5/1/2036	305,835	311,904	314,465
	GECMC 2007C1 A4, 5.543%, 12/10/2049	240,000	241,214	179,992
	GENERAL ELEC CAP CORP NOTE MTN, 5.45%, 1/15/2013	80,000	81,020	82,583
	GENERAL ELEC CAP CORP NOTE, 2.25625%, 9/15/2014	620,000	620,119	477,963
	GENERAL ELEC CAP CORP, 6.375%, 11/15/2067	430,000	430,454	273,787
	GENERAL ELECTRIC COMPANY NOTE, 5%, 2/1/2013	530,000	540,955	547,026
	GLEN MEADOW PASS THROUGH PASS THROUGH, 6.505%, 2/12/2067	100,000	96,462	47,167
	GMACC 1999C2 A2, 6.945%, 9/15/2033	230,078	236,827	230,503
	GMACC 2006C1 A4, 5.238%, 11/10/2045	1,000,000	991,797	801,242
	GNMA 30YR POOL #446708, 6.5%, 9/15/2028	35,519	35,474	37,526
	GNMA 30YR POOL #446731, 6.5%, 9/15/2028	5,120	5,113	5,409
	GNMA 30YR POOL #467228, 6.5%, 9/15/2028	7,533	7,523	7,958
	GNMA 30YR POOL #471563, 6.5%, 9/15/2028	52,254	52,189	55,206
	GNMA 30YR POOL #488278, 7%, 10/15/2028	5,836	5,687	6,213
	GNMA 30YR POOL #637804, 5%, 1/15/2035	570,509	559,723	589,078
	GNMA 30YR POOL #658182, 6%, 11/15/2036	364,088	375,124	378,246
	GNMA 30YR POOL #780732, 7%, 3/15/2028	51,206	52,022	54,556
	GNMA 30YR POOL #781001, 7.5%, 3/15/2029	10,927	10,871	11,648
	GNMA 30YR POOL #782148, 6%, 4/15/2037	1,834,235	1,889,830	1,905,913
	GNMA 30YR POOL# 486470, 6.5%, 8/15/2028	5,392	5,146	5,696
	GNMA 30YR POOL# 486516, 6.5%, 9/15/2028	4,000	3,816	4,226
	GNMA I 30YR JAN FWD, 6%, 1/1/2039	1,400,000	1,436,219	1,444,187
	GNMA I 30YR JAN FWD, 6.5%, 1/1/2039	470,000	483,523	488,653
	GNMA II 30YR JAN FWD, 6%, 1/1/2039	400,000	407,625	411,501
	GOLDMAN SACHS CAPITAL II, 5.793%, 12/31/2049	20,000	18,038	7,785
	GOLDMAN SACHS GROUP INC, 6.15%, 4/1/2018	270,000	271,355	263,611
	GOLDMAN SACHS GROUP LP, 5.45%, 11/1/2012	100,000	99,867	96,299
	GPMF 2006AR3 4A1, 0.59938%, 4/25/2036	708,603	665,201	287,275
	GREENPOINT MORTGAGE FUNDING TRUST GPMF 06AR4 A1A, 0.48938%, 9/25/2046	583,075	582,984	438,605
	GSAMP 2004FM2 M1, 1.13938%, 1/25/2034	549,990	291,495	309,730
	HARBORVIEW MORTGAGE LOAN TRUST HVMLT 069 2A1A, 0.54375%, 11/19/2036	965,621	966,074	415,576
	HBOS CAPITAL FUNDING BANK GUARANTEED, 6.071%, 6/30/2049	60,000	56,481	22,201
	HOME OWNERSHIP FNDG 2 PFD 144A, 1%	800	800,504	78,843
	HOME OWNERSHIP FNDG PFD 144A, 1%	2,000	2,001,678	197,108
	HOUSEHOLD FINANCE CORP NOTE, 6.375%, 11/27/2012	40,000	39,746	39,376
	HOUSEHOLD FINANCE CORP NOTE, 7%, 5/15/2012	10,000	10,957	10,105
	HOUSEHOLD FINANCE CORP NOTE, 8%, 7/15/2010	330,000	355,927	347,662
	HQ6 A4A, 4.989%, 8/13/2042	390,000	392,138	320,242
	HSBC FINANCE CORP, 6.375%, 10/15/2011	50,000	52,248	49,865
	HVMLT 20074 2A1, 0.55375%, 7/19/2047	439,119	437,061	184,452
	HYDROQUEBEC, 6.3%, 5/11/2011	135,000	136,607	144,536
	HYPOTHEKENBK IN ESSEN, 5%, 1/20/2012	1,610,000	1,608,438	1,776,468
	IMSA 20052 A1, 0.70938%, 3/25/2036	347,548	340,651	161,286
	JP MORGAN CHASE & CO SENIOR NOTES, 5.6%, 6/1/2011	90,000	89,962	90,845
	JP MORGAN CHASE & CO SUB NOTE, 5.75%, 1/2/2013	390,000	398,091	406,823
	JP MORGAN CHASE COMMERCIAL MOR 2005CB12 A4, 4.895%, 9/12/2037	80,000	79,778	63,560
	JP MORGAN MORTGAGE TRUST 2004A2 4A1, 4.92736%, 5/25/2034	218,148	215,797	132,027
	JPMCC 2005CB13 A4, 5.28025%, 1/12/2043	200,000	200,999	161,528
	JPMORGAN CHASE & CO, 6.75%, 2/1/2011	300,000	312,198	315,989
	KERRMCGEE CORP COMP GUARNT, 6.95%, 7/1/2024	40,000	43,016	36,464
	KEY BANK NA SUB NOTES, 4.95%, 9/15/2015	130,000	121,181	105,834
	KINDER MORGAN ENER PART NOTE, 6%, 2/1/2017	30,000	29,968	26,795
	KINDER MORGAN ENER PART NOTE, 6.95%, 1/15/2038	250,000	247,247	210,199
	KINDER MORGAN ENER PART NOTE, 7.125%, 3/15/2012	110,000	114,426	108,546
	KINDER MORGAN ENER PART SR NOTES, 5%, 12/15/2013	30,000	28,139	26,228
	KING CNTY SWR, 5%, 1/1/2038	470,000	427,897	448,299
	KONINKLIJKE KPN NV SR UNSUB, 8%, 10/1/2010	240,000	262,761	247,009
	KONINKLIJKE KPN NV SR UNSUB, 8.375%, 10/1/2030	280,000	333,581	322,120

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY (CREDIT RATING AA/Aa3)
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	MADISON AVE MFG HSG 2002A A1, 0.73938%, 3/25/2032	457,317	457,961	401,681
	MARM 20051 7A1, 4.81787%, 2/25/2035	384,941	332,012	201,121
	MARM 20073 12A1, 0.58938%, 5/25/2047	1,249,652	1,182,678	481,954
	MARP 20061 2A1, 5.77923%, 7/25/2035	394,881	337,561	286,449
	MASTR ADJUSTABLE RATE MORTGAGE MARM 200415 1A1, 5.70304%, 12/25/2034	44,828	44,548	23,986
	MERRILL LYNCH & CO SUBORDINATED NOTE, 6.05%, 5/16/2016	410,000	407,774	386,644
	MERRILL LYNCH MTG TRUST 2005CKI1 A6, 5.24232%, 11/12/2037	540,000	539,892	448,065
	METLIFE INC JR SUBORDINATED NOTES, 6.4%, 12/15/2066	545,000	521,010	328,550
	MLCFC 20075 A4, 5.378%, 8/12/2048	190,000	188,575	141,305
	MORGAN STANLEY CAPITAL I MSC 06IQ12 A4, 5.332%, 12/15/2043	300,000	301,629	227,024
	MORGAN STANLEY NOTE, 6.6%, 4/1/2012	490,000	530,273	481,813
	MORGAN STANLEY SR UNSECURED NOTES, 1.53563%, 10/18/2016	90,000	90,333	62,829
	MSM 200510 1A1, 1.08938%, 12/25/2035	384,666	311,579	254,196
	NEWS AMERICA INC, 6.65%, 11/15/2037	10,000	9,855	9,983
	NSLT 20084 A4, 2.63938%, 4/25/2024	220,000	220,000	180,252
	OCCIDENTAL PETROLEUM COR, 7%, 11/1/2013	400,000	396,544	442,022
	ONTARIO ELECTRICITY FIN, 7.45%, 3/31/2013	875,000	1,096,463	1,058,686
	PACIFIC GAS & ELECTRIC 1ST MORTGAGE, 6.05%, 3/1/2034	270,000	280,431	292,201
	PACIFIC GAS & ELECTRIC, 8.25%, 10/15/2018	30,000	29,503	36,525
	PEMEX PROJ FDG MASTER TR, 6.625%, 6/15/2035	17,000	17,765	14,500
	PEPSICO INC, 7.9%, 11/1/2018	240,000	241,302	297,684
	PETROBRAS INTL FINANCE SR UNSECURED NOTE, 6.125%, 10/6/2016	240,000	239,078	238,671
	PPG INDUSTRIES INC, 6.65%, 3/15/2018	190,000	199,772	190,881
	PROCTER & GAMBLE INTL FN, 2.45875%, 8/19/2009	1,100,000	1,102,907	1,103,867
	PROVIDENT BANK HEL TR 19993 A3, 1.16938%, 1/25/2031	20,746	20,759	10,408
	RALI 06QO8 1A1A, 0.47938%, 10/25/2046	686,379	686,352	485,300
	RESIDENTIAL ACCREDIT LOANS, IN 2004QA6 NB4, 5.53406%, 12/26/2034	52,550	52,346	25,820
	RESIDENTIAL ASSET MORTGAGE PRODUCTS 2002RS6 AII, 1.28938%, 11/25/2032	95,473	95,689	81,363
	RESONA PFD GLOBAL SECS CALLABLE BONDS, 7.191%, 12/31/2049	40,000	40,144	20,269
	REYNOLDS AMERICAN INC, 7.625%, 6/1/2016	120,000	103,200	100,700
	ROYAL BK SCOTLND GRP PLC, 7.64%, 12/31/2049	100,000	100,000	41,760
	RUSSIAN FEDERATION EURO, 7.5%, 3/31/2030	882,000	808,479	795,086
	SCHERINGPLOUGH, 6%, 9/15/2017	360,000	371,599	362,727
	SHELL INTERNATIONAL FIN, 6.375%, 12/15/2038	290,000	288,460	327,274
	SHINSEI FIN CAYMAN LTD CALLABLE BONDS, 6.418%, 1/29/2049	300,000	290,952	71,449
	SOUTHERN NATURAL GAS, 5.9%, 4/1/2017	30,000	30,016	24,216
	STRUCTURED ASSET MORTGAGE SAMI 2006AR6 1A3, 0.57938%, 7/25/2046	718,625	720,309	247,933
	STRUCTURED ASSET MTGE INVESTMENTS INC 2006AR7 A1A, 0.59938%, 8/25/2036	891,185	890,941	354,155
	SUNTRUST CAPITAL VIII, 6.1%, 12/1/2066	510,000	479,094	360,428
	SYSTEM 2001 ASSET TRUST PASS THRU CERT, 6.664%, 9/15/2013	133,091	136,158	126,971
	TCI COMMUNICATIONS INC DEB, 7.875%, 2/15/2026	60,000	62,548	64,044
	TELECOM ITALIA CAPITAL COMPANY GUARNT, 5.25%, 11/15/2013	75,000	74,758	57,691
	TELECOM ITALIA CAPITAL NOTES, 4.95%, 9/30/2014	120,000	119,581	92,852
	THORNBURG MORTGAGE SECURITIES TMST 20061 A3, 0.55938%, 1/25/2046	308,828	305,064	307,683
	TIME WARNER CABLE INC, 8.75%, 2/14/2019	360,000	355,928	395,203
	TIME WARNER INC, 6.875%, 5/1/2012	50,000	55,416	48,608
	TIME WARNER INC, 7.625%, 4/15/2031	80,000	70,000	79,913
	TIME WARNER INC, 7.7%, 5/1/2032	220,000	233,088	223,095
	TMST 20074 2A1, 6.20857%, 11/25/2017	699,941	697,425	499,331
	TNKBP FINANCE COMPANY GUARNT, 7.5%, 7/18/2016	250,000	249,065	143,490
	TNKBP FINANCE SA, 7.875%, 3/13/2018	100,000	98,728	54,363
	TOYOTA MOTOR CREDIT CORP, 2.19875%, 2/26/2010	1,400,000	1,400,000	1,384,654
	TRANSOCEAN INC, 5.25%, 3/15/2013	300,000	306,876	283,276
	TRAVELERS COS INC BONDS, 6.25%, 3/15/2067	310,000	295,464	208,766
	TVA BOND, 6.25%, 12/15/2017	260,000	297,809	319,011
	TYCO INTL GROUP SA, 6.125%, 1/15/2009	10,000	10,176	10,269
	TYCO INTL GROUP SA, 6.375%, 10/15/2011	1,330,000	1,208,821	1,325,215
	TYCO INTL GROUP SA, 6.75%, 2/15/2011	130,000	137,909	132,533
	TYCO/TYCO INTL FIN SA, 6.875%, 1/15/2021	190,000	203,149	160,731
	UNILEVER CAPITAL CORP, 7.125%, 11/1/2010	125,000	123,880	135,164
	UNITED AIRLINES PASS THRU CERT, 6.602%, 3/1/2015	47,978	48,338	46,156
	UNITED MEXICAN STATES NOTE, 6.75%, 9/27/2034	548,000	587,102	590,539
	UNITED MEXICAN STATES NOTES, 5.625%, 1/15/2017	6,000	5,880	6,201

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY (CREDIT RATING AA/Aa3)
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	UNITED PARCEL SERVICE, 4.5%, 1/15/2013	330,000	328,598	347,256
	UNITEDHEALTH GROUP INC, 4.875%, 2/15/2013	190,000	190,405	180,888
	US TREASURY INFL IX BOND, 1.75%, 1/15/2028	450,000	411,063	429,082
	US TREASURY INFL IX BOND, 2%, 1/15/2026	1,511,000	1,593,212	1,544,292
	US TREASURY INFL IX BOND, 2.375%, 1/15/2025	1,560,000	1,636,196	1,754,943
	US TREASURY INFL IX NOTE, 0.875%, 4/15/2010	1,700,000	1,896,257	1,833,596
	US TREASURY INFL IX NOTE, 2.5%, 7/15/2016	700,000	697,349	750,680
	US TREASURY TNOTE, 2.75%, 10/31/2013	760,000	769,532	811,535
	US TREASURY TNOTE, 4%, 8/31/2009	910,000	916,434	944,087
	US TREASURY TSY INFL IX N/B, 1.375%, 7/15/2018	800,000	712,889	757,635
	VALE OVERSEAS LIMITED, 6.875%, 11/21/2036	388,000	389,058	358,988
	VERIZON COMMUNICATIONS, 6.4%, 2/15/2038	920,000	889,099	1,000,849
	WACHOVIA BANK COMM MTG TR WBCMT 2005C18 A4, 4.935%, 4/15/2042	270,000	271,124	219,676
	WACHOVIA CAP TRUST III, 5.8%, 12/29/2049	170,000	170,164	103,203
	WACHOVIA CORP, 5.625%, 10/15/2016	420,000	343,952	388,656
	WACHOVIA CORP, 5.75%, 2/1/2018	490,000	486,614	502,715
	WALMART STORES INC, 5.8%, 2/15/2018	180,000	179,681	203,123
	WALMART STORES INC, 6.2%, 4/15/2038	80,000	81,311	92,604
	WASHINGTON MUTUAL 2005AR17 A1A2, 0.67938%, 12/25/2045	336,236	336,236	155,813
	WASHINGTON MUTUAL WAMU 2005AR11 A1B3, 0.78938%, 8/25/2045	350,178	350,890	122,167
	WASHINGTON MUTUAL WAMU 2005AR19 A1A2, 0.67938%, 12/25/2045	462,016	463,243	213,220
	WASHINGTON MUTUAL WAMU 2006AR14 1A4, 5.6268%, 11/25/2036	266,871	265,915	142,253
	WASHINGTON MUTUAL WAMU 2006AR16 1A1, 5.59428%, 12/25/2036	901,888	899,381	525,511
	WELLPOINT INC NOTE, 5.875%, 6/15/2017	270,000	272,114	246,441
	WELLS FARGO CAPITAL X NOTES, 5.95%, 12/1/2086	100,000	100,179	85,969
	WELLS FARGO CAPITAL XV, 9.75%, 12/31/2049	260,000	260,000	270,416
	WELLS FARGO COMPANY SENIOR UNSECURED NOTE, 5.3%, 8/26/2011	15,000	14,973	15,487
	WELLS FARGO COMPANY SUB NOTE, 6.375%, 8/1/2011	180,000	186,257	188,511
	WELLS FARGO MORTGAGE BACKED SE 2004S A7, 3.73756%, 9/25/2034	1,490,000	1,429,802	1,465,820
	WEYERHAEUSER CO NOTE, 6.75%, 3/15/2012	145,000	159,123	132,679
	WYETH NOTES, 5.95%, 4/1/2037	200,000	198,642	225,032
	XTO ENERGY INC SR NOTE, 7.5%, 4/15/2012	80,000	94,480	80,335
	XTO ENERGY INC, 5.5%, 6/15/2018	330,000	328,479	299,548
	XTO ENERGY INC, 6.75%, 8/1/2037	30,000	28,765	28,941
	ZUNI 06OA1 A1, 0.51938%, 8/25/2036	442,463	442,463	419,473
	CASH AND TEMPORARY INVESTMENTS		(14,191,074)	(14,193,762)
	TOTAL UNDERLYING ASSETS		134,360,983	123,678,414
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE			7,699,937
	CONTRACT VALUE			131,378,351

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 333-67414 of The Dow Chemical Company on Form S-8 of our report dated June 25, 2009, appearing in the Annual Report on Form 11-K of The Dow Chemical Company Employees' Savings Plan for the year ended December 31, 2008.

Deloitte & Touche LLP

Midland, Michigan
June 25, 2009